    As filed with the Securities and Exchange Commission on August 13, 1999

                                          REGISTRATION STATEMENT NO. 333-69957

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                           AMENDMENT NO. 5 TO FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            -------------------------

                        BURNHAM PACIFIC PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
            MARYLAND                                            33-0204162
 (STATE OR OTHER JURISDICTION                               (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NO.)
                         610 WEST ASH STREET, SUITE 1600
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 652-4700
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         -------------------------------

             J. DAVID MARTIN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
    DANIEL B. PLATT, CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL OFFICER
                         610 WEST ASH STREET, SUITE 1600
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 652-4700
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                              WILLIAM B. KING, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000
                          -----------------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /






THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject to Completion. Dated August 13, 1999.


PROSPECTUS
                        BURNHAM PACIFIC PROPERTIES, INC.
         2,000,000 SHARES OF SERIES 1997-A CONVERTIBLE PREFERRED STOCK,
        3,252,033 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF
                    AND 1,769,488 OTHER SHARES OF COMMON STOCK
                                  ------------


         This prospectus covers shares of our preferred stock and common stock (including the rights attached thereto pursuant to a Shareholders Rights Agreement dated June 19, 1999) that we may issue to holders of preferred and common units, respectively, of Burnham Pacific Operating Partnership, L.P. upon the holders' exercise of their rights to have us redeem their units.

         Our common stock trades on the New York Stock Exchange under the symbol "BPP." There is no public market for our preferred stock. The common and preferred stock are subject to restrictions on ownership and transfer designed to assist us in maintaining our status as a real estate investment trust for federal income tax purposes. See "Description of Securities--Common stock--Restrictions on transfer."

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT SEVERAL FACTORS YOU SHOULD CONSIDER BEFORE EXCHANGING THE SECURITIES YOU HOLD FOR THE SECURITIES COVERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


                The date of this prospectus is August __, 1999.

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                               PROSPECTUS SUMMARY

         THIS SUMMARY ONLY HIGHLIGHTS THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. AS THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO PURCHASE SHARES OR TO REDEEM YOUR COMMON OR PREFERRED UNITS.

                              SOME IMPORTANT TERMS

         ALTHOUGH BURNHAM PACIFIC PROPERTIES, INC., BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P. AND THEIR SUBSIDIARIES AND AFFILIATES ARE SEPARATE LEGAL ENTITIES, FOR EASE OF REFERENCE, THE TERMS "WE," "US," AND "OUR" REFER TO THE BUSINESS AND PROPERTIES OF ALL OF THESE ENTITIES, UNLESS THE CONTEXT INDICATES OTHERWISE. FOR EASE OF REFERENCE AND CLARITY, WE SOMETIMES REFER TO BURNHAM PACIFIC PROPERTIES, INC. AND ITS PREDECESSOR, SUBSIDIARIES AND AFFILIATES AS "BURNHAM" AND BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P. AND ITS SUBSIDIARIES AND AFFILIATES AS THE "OPERATING PARTNERSHIP."
                              --------------------

                                   THE COMPANY

         We are a real estate operating company that acquires, rehabilitates, develops, owns and oversees the management of retail properties. Our properties are primarily neighborhood and community shopping centers located in major metropolitan areas, primarily in the western part of the United
States. We focus on shopping centers in areas with a limited supply of vacant land and with established consumer shopping patterns, characteristics that help limit competition. We own our properties and conduct most of our business through the operating partnership. Burnham is the sole general partner of the operating partnership and owns a large majority of the economic interests in the operating partnership.


         The operating partnership is also the manager and minority owner of a joint venture vehicle, BPP Retail, LLC, formed with the State of California Public Employees' Retirement System ("CalPERS") to acquire and own community shopping centers. In March 1999, the joint venture entered into agreements under which the joint venture will purchase several shopping center properties throughout the United States from AMB Property Corporation. The joint venture has consummated some of those acquisitions with others currently scheduled to close in the fourth quarter of 1999.


         Following the decision to acquire the properties from AMB Property Corporation and an evaluation of whether we should expand our internal property management capabilities, we have decided to outsource the management of our existing properties as a long term strategy. Although we outsource day-to-day management of our individual properties to third parties, we oversee the activities of those managers, and we will continue to make acquisition, disposition, retenanting, redevelopment, leasing and other value added and strategic management decisions about our portfolios.

                         SECURITIES THAT MAY BE OFFERED

         This prospectus relates to the offer and sale from time to time of the following securities:

         o up to 2,000,000 shares of preferred stock that Burnham may issue upon redemption of preferred units of the operating partnership;

         o up to 3,252,033 shares of common stock that Burnham may issue upon conversion of the preferred stock, based upon the current conversion rate of approximately 1.626 shares of common stock for each share of preferred stock;

         o up to an additional 1,769,488 shares of common stock that Burnham may issue upon redemption of common units of the operating partnership; and

         o an indeterminate number of additional shares of common stock that Burnham may issue as a result of provisions of the preferred stock which entitle holders of preferred stock to additional equity in Burnham if events occur that would otherwise dilute their ownership interests.

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         We may issue the preferred stock that we are registering upon redemption of preferred units that were previously issued by the operating partnership when it acquired properties on December 31, 1997.

         We may issue the shares of common stock that we are registering in connection with:

         o the conversion of shares of preferred stock, whether currently outstanding or issuable upon redemption of preferred units; and

         o the redemption of common units issued by the operating partnership as a part of the purchase price for various shopping centers acquired through June 30, 1998.

         We are registering the securities covered by this prospectus to satisfy our obligations under registration rights agreements with holders of preferred and common units.

         Neither Burnham nor the operating partnership will receive any cash proceeds from the issuance of any common stock or preferred stock offered under this prospectus. With each issuance of common stock or preferred stock as a result of a redemption of partnership units, however, Burnham's economic interest in the operating partnership will increase.

                              TAX STATUS OF BURNHAM

         Burnham has elected to qualify as a real estate investment trust, commonly referred to as a "REIT," under Sections 856 through 860 of the Internal Revenue Code of 1986, in each year since 1987. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on the portion of our ordinary income and capital gains that is currently distributed to our stockholders. Even if we qualify for taxation as a REIT, we may be required to pay state and local taxes on our income and property and federal income and excise taxes on our undistributed income. See "Risk Factors--We could incur unanticipated expenses if we fail to qualify as a REIT" and "Federal Income Tax Considerations" for a more detailed explanation.

         Our corporate office is located at 610 West Ash Street, Suite 1600, San Diego, California 92101. Our telephone number is (619) 652-4700.

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                                  RISK FACTORS

         BECAUSE THIS PROSPECTUS COVERS SECURITIES THAT WE MAY ISSUE TO YOU AFTER YOU HAVE DECIDED TO PRESENT YOUR PARTNERSHIP UNITS FOR REDEMPTION, WE POINT OUT LIKELY CONSEQUENCES OF SUCH DECISION. IN ADDITION, THERE ARE RISKS INHERENT IN BEING AN INVESTOR IN OUR BUSINESS TO WHICH YOU MAY ALREADY BE EXPOSED. WE HAVE DESCRIBED THE MATERIAL RISK FACTORS THAT YOU SHOULD CONSIDER CAREFULLY, TOGETHER WITH ALL OF THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING YOUR DECISION TO REDEEM. THIS
SECTION INCLUDES OR REFERS TO FORWARD-LOOKING STATEMENTS. WE URGE YOU TO READ THE EXPLANATION OF THE QUALIFICATIONS AND LIMITATIONS ON FORWARD-LOOKING STATEMENTS UNDER THE SECTION "FORWARD LOOKING INFORMATION."

RISK FACTORS RELATING TO THE REDEMPTION OF PARTNERSHIP UNITS

REDEEMING PARTNERSHIP UNITS WILL CREATE TAX LIABILITIES FOR YOU.

         If you redeem your partnership units in exchange for either cash or stock, your redemption will be treated as a sale for tax purposes. The redemption will be fully taxable to you, and you will be taxed on an amount equal to the sum of (a) the cash you receive or the value of the capital stock you receive plus (b) the amount of any liabilities of the operating partnership allocable to the exchanged partnership units at the time of the redemption or exchange less (c) your adjusted basis in your partnership units. The amount of gain recognized or even the tax liability resulting from that gain could exceed the amount of cash and the value of stock you would receive in the redemption. In addition, you may not be able to sell your stock in order to raise cash to pay your tax liabilities associated with the redemption of partnership units as a result of fluctuations in the market price of our common stock or the value of our preferred stock or as a result of there being no organized public market for preferred stock.

         If we do not acquire the partnership units you tender for redemption in exchange for our capital stock and the operating partnership redeems the partnership units for cash, the tax consequences may differ. See "Description of units and redemption of units of operating partnership -- Tax consequences of redemption."

REDEEMING PARTNERSHIP UNITS MAY CAUSE YOUR ORIGINAL ACQUISITION OF PARTNERSHIP UNITS TO BE SUBJECT TO TAX.

         The original transaction in which you exchanged property for partnership units may be treated as a taxable sale under the disguised sale rules of the Internal Revenue Code if you redeem your partnership units. Although there are several exceptions, the tax law generally provides that a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner will be presumed to be a taxable sale if the two transactions happen within a two-year time period. The presumption may be overcome if the facts and circumstances clearly establish that the transfers are not a sale. On the other hand, if two years have passed between the original contribution of property and the transfer of money or other consideration, the transactions will not be presumed to be a taxable sale unless the facts and circumstances clearly establish that they should be. You should consult your own tax advisor regarding your personal situation prior to tendering partnership units for redemption and regarding any reporting requirements.

REDEEMING PARTNERSHIP UNITS WILL CHANGE YOUR INVESTMENT.

         If you hold partnership units, you may redeem some or all of them for cash. However, we may elect to give you common stock in exchange for your common units or preferred stock in exchange for your preferred units instead of cash. Your decision to redeem may not result in your receipt of cash, even if you desire to receive cash, because it is our choice to give you stock instead. If you receive cash, you will no longer have any interest in the operating partnership except to the extent that you still retain some partnership units. As a result, you will not benefit from any subsequent increases in our share price and you will not receive any future distributions from us unless you retain or acquire partnership units or additional shares of capital stock in the future. If you receive capital stock, you will become a stockholder of Burnham Pacific Properties, Inc.
rather than a holder of partnership units in Burnham Pacific Operating Partnership, L.P. and as such will have different economic and corporate governance rights from those you had as a holder of partnership units.

IT MAY BE DIFFICULT OR IMPOSSIBLE FOR YOU TO SELL OUR PREFERRED STOCK.

         At the present time, there is no trading market for the preferred stock. In addition, the limited number of shares of preferred stock, even if all of them were issued, would likely inhibit the development of an organized public market. A stockholder's ability to sell preferred stock will depend upon a variety of factors including the amount available for sale, the terms under which they are available to purchasers and the objectives of potential investors in Burnham.

IF BURNHAM'S OPERATING PARTNERSHIP FAILS TO MAKE DISTRIBUTIONS, BURNHAM MAY NOT BE ABLE TO PAY DIVIDENDS ON ITS STOCK.

         The operating partnership owns our properties and conducts our business. Accordingly, we pay all of our dividends from distributions we receive from the operating partnership. We receive distributions as both general partner and a limited partner owning preferred units and common units of the operating partnership. Although Burnham, as sole general partner of the operating partnership, intends to cause the operating partnership to make distributions in amounts sufficient to enable Burnham to pay dividends to the holders of its capital stock, if the operating partnership fails to make distributions at any time, Burnham's ability to pay dividends would be impaired.

THE REGISTRATION AND OTHER RIGHTS OF THE CAPITAL STOCK MAY LOWER THE MARKET PRICE OF THE SHARES.

         We have given holders of outstanding preferred stock of Burnham and holders of preferred units and common units of the operating partnership registration rights with respect to the following shares of capital stock that are the subject of this prospectus:

         o up to 2,000,000 shares of preferred stock which we may issue upon redemption of preferred units;

         o up to 3,252,033 shares of common stock which we may issue upon conversion of the preferred stock; and

         o up to 1,769,488 shares of common stock which we may issue upon redemption of currently outstanding common units that were issued in connection with various acquisitions, plus an additional undetermined number of additional common units that may be issuable pursuant to an "earn-out" provision of an acquisition but that are not being registered for sale under this prospectus.

         In addition, we have issued 2,800,000 shares of preferred stock in connection with a financing transaction. The holders of those shares have registration rights with respect to the preferred stock and the common stock that may be issued in exchange for their preferred stock, but those shares are not being registered for sale under this prospectus. In addition, the operating partnership has invested in other real estate partnerships and limited liability companies and has issued common units to a contributor of another property. The common units issued in exchange for that property are not being registered for sale under this prospectus. Partners in those other limited partnerships and limited liability companies and the holder of those common units have the right to have their interests in the partnerships and limited liability companies redeemed for cash or, at our option, for shares of our common stock. These partners also have registration rights with respect to the shares of our common stock that may be issued in exchange for their limited partnership, limited liability company or operating partnership interests. All of the registration rights discussed above could lower the market price for our capital stock.

         Holders of preferred stock also have rights of first offer to purchase shares of our capital stock which we may offer in the future. These rights of first offer could lower the market price for our capital stock.

A RECENT UNSOLICITED ACQUISITION PROPOSAL MAY AFFECT OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN, RESULT IN UNANTICIPATED COSTS AND DISTRACT MANAGEMENT.


      On June 7, 1999, we received an unsolicited proposal from Schottenstein Stores Corporation to negotiate a business combination in which Burnham would be merged into an acquisition affiliate of Schottenstein
Stores Corporation, and Burnham's stockholders would receive $13 per share. On July 12, 1999 Schottenstein Stores Corporation increased the proposed price to $13.50. On July 23, 1999, after detailed consideration of the proposal by the board of directors, we notified Schottenstein Stores Corporation that we were not interested in pursuing discussions concerning its unsolicited and contingent proposal. Nevertheless, so long as this proposal is outstanding, we will be uncertain about our ability to implement our current business plan and about our future generally. This uncertainty may harm our business and may result in the loss of business opportunities we would otherwise pursue. Our management team may be distracted from the day-to-day operations of our business as a result of such uncertainty and some may decide to leave their employment with us. The loss of their services and their distraction could harm our operations. In addition, we are incurring significant costs for financial advisory, legal and other consulting services expended in evaluating and responding to this proposal and its consequences.


RISK FACTORS RELATING TO OUR BUSINESS AS A REAL ESTATE INVESTMENT TRUST

AS A REAL ESTATE COMPANY, OUR ABILITY TO GENERATE REVENUES AND PAY DISTRIBUTIONS TO OUR STOCKHOLDERS IS AFFECTED BY THE RISKS INHERENT IN OWNING REAL PROPERTY INVESTMENTS.

         We derive most of our revenue from investments in real property. Real property investments are subject to different types and degrees of risk that may reduce the value of our assets and our ability to generate revenues. The factors that may reduce our revenues, net income and cash available for distributions to stockholders include the following:

         o local conditions, such as an oversupply of space or a reduction in demand for real estate in an area;

         o    competition from other available space;

         o    the ability of the owner to provide adequate maintenance;

         o    insurance and variable operating costs;

         o    government regulations;

         o    changes in interest rate levels;

         o    the availability of financing;

         o potential liability due to changes in environmental and other laws; and

         o    changes in the general economic climate.

WE MAY NOT BE ABLE TO SELL OUR ASSETS IF WE NEED TO DO SO.

         Real estate investments are relatively illiquid, and therefore we may not be able to sell one or more of our properties in order to respond promptly to changes in economic or other conditions. In addition, the Internal Revenue Code limits a REIT's ability to sell properties held for fewer than four years. Our inability to sell one or more of our properties could harm our performance and ultimately our ability to make distributions to our stockholders.

WE COULD HAVE FINANCIAL DIFFICULTIES AS A RESULT OF REGIONAL ECONOMIC PROBLEMS.

         Our properties presently are primarily located in the western United States, with the substantial majority in the State of California, primarily in the San Diego County, greater Los Angeles and San Francisco Bay areas. Economic problems in these specific areas would harm us more than if our properties were in diverse locations. The performance of the economy in each locality affects occupancy, market rental rates and expenses and could lower our revenues and the underlying values of our properties. Moreover, the financial conditions of major local employers may have an impact on our revenues and the value of some of our properties. If there is a downturn in the economy of the western region in general or of any of these local economies, our results of operations could suffer and we could be unable to make distributions to our stockholders. In that regard, we have properties in areas that have been in the past and could be in the future harmed by the following:

         o    reductions in defense spending;

         o    conditions in the high technology industries; and

         o natural disasters, including earthquakes and floods. See "--Our insurance coverage is limited."

WE COULD HAVE FINANCIAL DIFFICULTIES AS A RESULT OF A DOWNTURN IN THE RETAIL SEGMENT OF THE REAL ESTATE INDUSTRY.

         Our current strategy is to acquire interests only in retail shopping centers and other properties that are related to retail shopping centers. If there is a downturn in the retail industry, we will be in a worse position to make distributions to our stockholders than if we diversified our portfolio by investing in other types of properties.

         Our performance is linked to economic conditions in the market for retail space generally. The market for retail space has been and could in the future be harmed by:

         o    the volatile nature of the retail business;

         o    ongoing consolidation among retailing companies;

         o over expansion of chains in a general market area resulting in competition among a tenant's own stores;

         o    weak financial condition of large major retailers;

         o    excess amount of retail space in some markets;

         o    increasing consumer purchases through catalogues or the Internet;
              and

         o    changes in consumer preferences.

These conditions and similar ones may result in tenant failures or changes in physical requirements, which we may have to accommodate to retain or attract tenants. Moreover, because many anchor tenants have negotiating power to demand the exclusive right to sell some types of products in a shopping center, they could impair our ability to lease space to retailers of potentially competing products. To the extent that these conditions impact the market rents for retail space, we could experience a reduction of revenues, and resulting value, of our properties.

WE COULD LOSE TENANTS OR INVESTMENT OPPORTUNITIES TO OUR COMPETITORS.

         Many retail properties compete with our properties in attracting tenants to lease space. Some of these properties are newer and better located or designed and may offer lower expenses or be better capitalized than our properties. We may find it difficult to lease space at our properties or at newly developed or acquired properties and at rents currently charged as a result of competitive commercial properties in a particular area. Additionally, we compete for investment opportunities with entities that have greater financial resources than ours. These entities may be able to accept more risk than we can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell.

WE COULD HAVE FINANCIAL PROBLEMS AS A RESULT OF OUR TENANTS' FINANCIAL
DIFFICULTY.

         At any time, any of our tenants may seek the protection of the bankruptcy laws. Under the bankruptcy laws, that tenant's lease could be rejected and terminated, which would cause us to lose rental income. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in its failure to make rental payments when due. A tenant's failure to affirm its lease following bankruptcy or a weakening of its financial condition could impair our results of operations and ability to make distributions to our stockholders.

OUR ACQUISITION AND DEVELOPMENT OF REAL ESTATE COULD COST MORE THAN WE
ANTICIPATE.

         We intend to acquire existing retail commercial properties to the extent we can acquire these properties on acceptable terms. We could incur higher than anticipated costs for improvements to these properties to conform them to standards established for the intended market position. Once improved, the properties may not perform as expected.

         We also intend to pursue commercial property development projects. Developing properties generally carries more risk than acquiring existing properties. For example, development projects usually require governmental and other approvals, which we may not be able to obtain. Furthermore, approvals frequently require the improvement of public infrastructure or other activities to mitigate the effects of the proposed development, which may cost more than we anticipate. Our development activities will also entail other risks, including:

         o that we will devote financial and management resources to projects which may not come to fruition;

         o    that we will not complete a development project as scheduled;

         o    that we will incur higher construction costs than anticipated;

         o that occupancy rates and rents at a completed project will be less than anticipated; and

         o that expenses at a completed development will be higher than anticipated.


The happening of these events could harm our results of operations and impair our ability to make distributions to our stockholders.

         Our failure to integrate newly acquired or developed properties into our operations efficiently could cause us financial harm and impair our ability to make distributions to our stockholders.

OUR OPERATIONS WOULD BE AFFECTED IF WE LOST KEY PERSONNEL.

         We depend on the efforts of our management team, particularly executive officers, J. David Martin, our President and Chief Executive Officer, Joseph Wm. Byrne, our Executive Vice President and Chief Operating Officer, Daniel B. Platt, our Executive Vice President, Chief Financial Officer and Chief Administrative Officer, James W. Gaube, our Executive Vice President and Chief Investment Officer and Scott C. Verges, our Secretary and General Counsel. Loss of their services could harm our operations. We have an employment agreement with Mr. Martin, but that agreement may be terminated by either party at will. Moreover, in the event that Burnham sought to enforce the terms of that agreement in the future, a court may determine that it is unenforceable in whole or in part.

OUR DEVELOPMENT OF PROPERTIES ACQUIRED FROM J. DAVID MARTIN, OUR CHIEF EXECUTIVE OFFICER, COULD CREATE CONFLICTS OF INTEREST.

         We are currently developing one property and are in the process of leasing two prior development properties, which we acquired from entities directly or indirectly controlled by Mr. Martin concurrently with his appointment as President and Chief Executive Officer in 1995. Mr. Martin personally has an interest in these development projects, and there could be a conflict between his duty to act on behalf of Burnham and his personal interest.

         Mr. Martin continues to own an equity interest in each of the partnerships that own those properties. Burnham is the general partner of those partnerships. Mr. Martin may receive additional equity in each partnership when each of the development projects is completed and begins to generate rental income. The amount of additional equity which Mr. Martin may receive will depend upon factors that we cannot predict, including the actual cost of each project.

         We have adopted procedures such as Mr. Martin's absence from discussions of our board of directors that relate to the relevant properties. However, conflicts of interest could arise despite our efforts to avoid them.

WE COULD INCUR UNANTICIPATED EXPENSES IF WE FAIL TO QUALIFY AS A REIT.

         Burnham has elected to qualify as a real estate investment trust under the Internal Revenue Code. We believe that since 1987 we have satisfied the REIT qualification requirements. However, the IRS could challenge our REIT qualification for taxable years still subject to audit. Moreover, we may fail to qualify as a REIT in future years. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. For example, in order to qualify as a REIT, we must derive at least 95% of our gross income in any year from qualifying sources, and we must distribute annually to stockholders 95% of our REIT taxable income, excluding net capital gains. In addition, REIT qualification involves the determination of factual matters and circumstances not entirely within our control.

         Under its partnership agreement, the operating partnership is obligated to make available to Burnham funds needed to pay Burnham's tax liabilities. If we were to operate in a manner that prevented Burnham from qualifying as a REIT, or if Burnham were to fail to qualify for any reason, a number of adverse consequences would result. If in any taxable year we fail to qualify as a REIT, we would not be allowed to deduct distributions to stockholders in computing our taxable income. Furthermore, we would be subject to federal income tax on our taxable income at regular corporate rates. Unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to our stockholders would be reduced for each of the years involved. Although we currently intend to operate as a qualified REIT, future economic, market, legal, tax or other considerations may impair our REIT qualification or may cause our board of directors to revoke the REIT election. See "Federal Income Tax Considerations."

WE COULD INCUR COSTS FROM ENVIRONMENTAL PROBLEMS EVEN THOUGH WE DID NOT CAUSE, CONTRIBUTE TO OR KNOW ABOUT THEM.

         Because we own, operate, develop and supervise the management of real estate, for liability purposes we may be considered under the law to be an owner or operator of those properties or as having arranged for the disposal or treatment of hazardous or toxic substances. As a result, we could have to pay removal or remediation costs. Federal, state and local laws often impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of those substances, or the failure to properly remediate them, may impair the owner's or operator's ability to sell or rent the property or to borrow using the property as collateral. A person who arranges for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removing or remediating the substances at a disposal or treatment facility, whether or not that person owns or operates the facility. Furthermore, environmental laws impose liability for release of asbestos-containing materials into the air. If we were ever held responsible for releasing asbestos-containing materials, third parties could seek recovery from us for personal injuries. Thus, we might have to pay other costs, including governmental fines and costs related to personal injuries and property damage, resulting from the environmental condition of our properties, regardless of whether we actually had knowledge of or contributed to those conditions.

WE COULD ENCOUNTER PROBLEMS AS A RESULT OF USING DEBT TO FINANCE ACQUISITIONS.

         We borrow money to pay for the acquisition, development and operation of properties and for other general corporate purposes. By borrowing money, we expose ourselves to several problems, including the following:

         o    inability to repay debt when due;

         o    reduced access to additional debt; and

         o    loss of our property securing any defaulted debt.

         We currently have a line of credit facility that has both secured and unsecured portions and another line of credit facility that is unsecured. We may borrow up to $205 million under one credit facility of which $135 million is to be secured by individual properties and $70 million is unsecured. This credit facility bears interest at rates of LIBOR (London Inter-Bank Offer Rate) plus 1.4% for secured borrowings and LIBOR plus 1.5% for unsecured borrowings. We may borrow up to $5 million under our other unsecured revolving credit facility. This credit facility bears interest at the rate of either LIBOR plus 2.0% or the prime lending rate. At December 31, 1998, approximately 35.3% of our total outstanding debt was variable rate debt and most of it reprices on a monthly basis. Although provisions contained in the credit facilities limit the amount of additional indebtedness we may incur, we may incur indebtedness well beyond our current level. Our charter and bylaws do not limit the amount of indebtedness that we may incur.

         Our credit facilities require that we comply with covenants relating to our financial condition. In addition, we have pledged some of our properties as collateral to secure loans, including borrowings made under one of our credit facilities. We may not be able to meet our debt service obligations, including as a result of higher interest rates affecting our variable rate debt, or to comply with the terms of our debt instruments. As a result, our lenders may be entitled to demand immediate repayment of the related indebtedness and to commence foreclosure proceedings against the property securing the indebtedness.

         Some of our debt is cross collateralized and cross defaulted. If we default on a cross collateralized loan, the holder of the debt may be able to foreclose not only on the properties which secure that loan but on other properties as well. A default on a cross defaulted loan will be automatically deemed a default under other loans. Defaults on cross collateralized and cross defaulted loans could cause us to lose some or all of our assets and limit our ability to generate revenues and pay distributions to our stockholders. Cross collateralization and cross default provisions create the possibility that our inability to make payments on one loan may affect other loans, including loans for which we are meeting our payment obligation.

         Furthermore, a downturn in the economy could make it difficult for us to borrow money on favorable terms. If we were unable to borrow, we might need to sell some of our assets at unfavorable prices to enable us to repay some of our loans. We could encounter several problems, including:

         o insufficient cash flow necessary to meet required payments of principal and interest;

         o    an increase of variable interest rates on indebtedness; and

         o the inability to refinance existing indebtedness on favorable terms or at all.

Other than indebtedness under our credit facilities, our mortgage indebtedness is generally nonrecourse to us. However, even with respect to nonrecourse mortgage indebtedness, we could be obligated to pay our lenders for deficiencies resulting, among other things, from fraud, misapplication of funds and environmental liabilities.

         We need to replace our line of credit facilities, which matures in November 1999. We may be unable to repay our debt under these credit facilities or refinance it on favorable terms. In addition, the current lender of our $205 million secured and unsecured credit facility has advised us that it is reducing the amount of credit it provides in the real estate industry and, accordingly, will not renew our existing credit facility following its maturity. As a result, we may be unable to find additional sources of financing to replace our current ones. If we are unable to repay our debt or to locate new sources of financing, we may need to liquidate one or more investments in properties on terms which may not permit us to realize the maximum return on our investments.

OUR JOINT VENTURE ACTIVITY LIMITS OUR ABILITY TO CONTROL AND PROFIT FROM SOME OF OUR INVESTMENTS.

         We may from time to time acquire interests in joint ventures formed to own or develop real property or interests in real property, including the CalPERS and the CUIP joint ventures described below. We may acquire minority interests in joint ventures and also may acquire interests as a passive investor without rights to actively participate in management of the joint ventures. Investments in joint ventures involve additional risks, including the possibility:

         o that the other participants may have economic or other business interests or goals inconsistent with our interests;

         o that we will be unable to direct the management and policies of the joint ventures;

         o that other participants may take action contrary to our instructions or requests or our policies and objectives or that could jeopardize our ability to maintain qualification as a REIT; and

         o that, if the other participants become bankrupt or suffer financial difficulties, the other participants may not be able to perform their undertakings with respect to the joint venture.

         These investments may also result in impasse on decisions, such as a sale, because no single entity has full control over the joint ventures. We will, however, seek to maintain sufficient control of these joint ventures to achieve our business objectives and to preserve our status as a REIT, although we may not be successful in doing so. If we are not successful, our business and operations will be impaired, and we may not be able to make distributions to our stockholders. There is no limitation under our organizational documents as to the amount of available funds that we may invest in joint ventures.

         CALPERS. On August 31, 1998, we entered into a joint venture agreement with the State of California Public Employees' Retirement System ("CalPERS"). The agreement contemplates generally that CalPERS will have an 80% interest and the operating partnership will have a 20% interest in the joint venture. The purpose of the joint venture is to serve as the vehicle through which we and CalPERS expect to invest in neighborhood, community, promotional and specialty retail centers. Although the operating partnership is the manager of the joint venture, CalPERS is entitled to take some actions that may be inconsistent with our interests. CalPERS is entitled to a priority return on its investment in the joint venture before any return is paid to the operating partnership. The priority return is equal to a 5.00% annual rate of return (adjusted for inflation) plus a premium which could raise the priority return substantially. Also, CalPERS may elect to convert its joint venture interest in one or more properties held by the joint venture into shares of our common stock (up to an aggregate of 9.8% of the number of outstanding shares of our common stock). In addition, under the joint venture agreement, the operating partnership must:

         o observe several policies established by CalPERS with respect to its investments generally;

         o consult regularly with CalPERS about its policies for real estate investments;

         o establish an annual business plan for the joint venture that is subject to the approval of CalPERS;

         o    advise CalPERS concerning major developments; and

         o obtain the approval of CalPERS before engaging in specified major activities with respect to the properties owned by the joint venture.

         As of October 1, 1998, CalPERS made an initial contribution to this new joint venture of five retail properties in Colorado, Texas and Oregon, valued at approximately $80,000,000. CalPERS previously had been the sole owner under arrangements with previous advisors. In addition, during the fourth quarter of 1998, the joint venture purchased interests in five additional retail shopping centers for an aggregate purchase price of approximately $32,261,000. We have contributed properties owned directly by our operating partnership as our initial contribution. The joint venture agreement initially contemplated an aggregate $400 million investment by CalPERS and $100 million investment by us through the period ending December 31, 1999 and provided for up to $165 million of leverage through mortgage or line of credit borrowings by the joint venture. We have since agreed with CalPERS to increase the aggregate amount of indebtedness that the joint venture might incur through the period ending December 31, 1999 to approximately $450 million. Until we and CalPERS have satisfied our respective investment obligations to the joint venture, we must offer qualifying investment opportunities to the joint venture before making the investments for our own direct account. Moreover, there is a possibility that the investment goals of the joint venture may not be satisfied or that we may agree with CalPERS to expand those goals or to vary our respective 80/20% participation in the joint venture.

         CUIP. In addition, we have agreements with an institutional investor, California Urban Investment Partners ("CUIP"), relating to our joint ownership of two shopping center properties, Margarita Plaza and Ladera Center, each acquired in 1996. Each property is owned by a separate limited liability company, of which both CUIP and the operating partnership are managing members. We own a 25% interest and CUIP owns a 75% interest in each joint venture. The principal investor in CUIP is CalPERS.

WE COULD SUFFER FINANCIAL LOSSES AND PHYSICAL HARM TO OUR PROPERTIES IF OUR OUTSIDE PROPERTY MANAGERS PERFORM INADEQUATELY.

         We have decided to expand our use of third party property managers and reduce our internal property management resources. As a result, we have recently retained property management firms in the markets where our properties, including properties owned by our joint venture, are located. If those third party managers perform inadequately, we could suffer financial harm resulting from unsatisfactory maintenance of our properties, dissatisfied tenants, and the expenditure of financial and management resources to remedy any problems and to locate and transition to new property managers.

BANKRUPTCY REMOTE ENTITIES MAY LIMIT OUR ABILITY TO AVAIL OURSELVES OF THE PROTECTION OF BANKRUPTCY AND INSOLVENCY LAWS.

         Many of our properties are held in subsidiaries that are bankruptcy remote entities. When we refer to "bankruptcy remote entities," we mean that these subsidiaries have governance provisions that prohibit or restrict Burnham's ability to cause them to file proceedings under bankruptcy and insolvency laws. In the event of a default by a bankruptcy remote subsidiary of the subsidiary's obligations to its creditors, Burnham may not be able to use the protection of bankruptcy or insolvency laws to keep creditors from realizing on collateral or collecting the obligations owed by the subsidiary to the creditors.

OUR INSURANCE COVERAGE IS LIMITED AND MAY NOT COVER LOSSES THAT WE SUFFER.

         We have comprehensive general liability coverage and umbrella liability coverage on all of our properties. We believe that our properties are adequately insured against liability claims and the cost of defending those claims. Our coverage is subject to deductibles and subject to the limitations described below on insurance for losses caused by earthquake or flood. Similarly, we believe that our properties are adequately insured on a replacement cost basis, subject to deductibles, against direct physical damage for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Some types of extraordinary losses, however, either are not insurable or are not economically insurable. Should any uninsured loss occur, we could lose our investment in, and anticipated revenues from, a property. An uninsured loss could harm our business and operations and our ability to make distributions to our stockholders. Currently we also insure some of our properties for loss caused by earthquake in the aggregate amount of $50 million, subject to deductibles, and six of our properties for loss caused by flood. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, we have determined that the risk of loss due to earthquake and flood does not justify the cost to increase this coverage any further under current market conditions. However, we could suffer material harm if an earthquake, flood or other natural disaster occurs.

YEAR 2000 ISSUES MAY RESULT IN A DISRUPTION OF OUR OPERATIONS AND THE ABILITY OF OUR TENANTS AND SUPPLIERS TO MEET THEIR OBLIGATIONS.

         We continue to identify our Year 2000 issues. Currently, we have substantially completed our evaluation process. Our approach to becoming
Year 2000 ready includes a standard set of methods and tools, including taking inventory, renovating if necessary and testing. We do not believe that the costs associated with becoming Year 2000 ready will exceed $250,000. The manufacturer of the accounting software that we use has indicated that its software is materially Year
2000 ready. A version of the software that is fully Year 2000 ready has been installed. We believe that the hardware used to run our software is Year 2000 ready.

         We have substantially completed an inventory of the Year 2000 readiness status of the computer hardware and software used to run the property operating systems such as security, energy, elevator and safety systems at our properties. Once this inventory is complete, we will test the time-sensitive systems that we have been informed are Year 2000 ready. We will reprogram or replace the systems found not to be Year 2000 ready.

         Our ability to complete the Year 2000 modifications outlined above prior to any anticipated impact on our operating systems is based on many assumptions of future events and depends upon the ability of third party software and hardware manufacturers to make necessary modifications to current versions of their products, the availability of resources to install and test the modified systems and other factors. Accordingly, these modifications may not be successful.

         Even if all of our own systems are Year 2000 ready, our business could still be disrupted if our tenants, business partners, suppliers and other parties are not ready. We are currently surveying material vendors and tenants regarding the Year 2000 readiness status of their computer hardware and software. We will review the results of this survey, assess the impact of the results on our operations and take whatever action we deem necessary. Testing may be required for several, but not all, third parties. Test strategies and schedules will be unique to each situation once we understand the respective requirements and readiness levels.

         Our business could be harmed if other entities, including the governmental units and utility companies that provide services to our properties and their respective tenants and customers fail to be Year 2000 ready. In addition to our significant tenants, we are seeking to ascertain the Year 2000 readiness of:

         o    each utility company servicing each property; and

         o each city, town, county or other governmental unit providing police, fire, traffic control and other governmental services relevant to the efficient operation of the property.

         After we survey the Year 2000 readiness of other parties, we intend to determine if we will need any contingency plans to deal with the non-readiness of others. At the present time, we do not believe that Year 2000 non-readiness of tenants is likely to have any significant effect on us and our operations. However, if a major tenant of any of our properties is not Year 2000 ready, its business could suffer, which in turn could result in:

         o    that tenant's inability to pay rent; and

         o decrease in customer traffic and business of other tenants at that property.

         We do not anticipate that we will need contingency plans to deal with tenant non-readiness. However, we recognize that we may need to develop contingency plans to provide for the continued operation of one or more individual properties whose suppliers of services necessary for the efficient operation of the property may not be fully Year 2000 ready by January 1, 2000. We believe that the most reasonable worst-case year 2000 scenario that may affect our business would be a prolonged failure of a supplier of these services, particularly utility services, that may harm operations of one or several of our tenants.

PROVISIONS OF OUR ORGANIZATIONAL DOCUMENTS MAY DISCOURAGE ACQUISITION PROPOSALS.

         CHARTER AND BYLAWS. Provisions contained in our charter and bylaws may discourage third parties from making proposals to acquire us, even if some of our stockholders consider the proposal to be in their best interest. These provisions include the following:

         o Our bylaws provide that a special meeting of stockholders may be called by stockholders only when called by stockholders who hold shares representing a majority of votes entitled to be cast at the meeting. This provision could make it difficult for a stockholder to call a meeting for the purpose of approving a change of control without the support of the board of directors.

         o Our charter authorizes the board of directors to reclassify Burnham's authorized capital stock without approval of the common stockholders generally. This may allow the directors to increase the number of shares of preferred stock presently authorized by a large amount and to establish the preferences and rights of any class or series issued. As a result, the board of directors could issue a class or series of preferred stock that would discourage or delay a tender offer or change in control.

         o Our charter generally limits any holder from acquiring more than 9.8% of the value of our capital stock or number of shares of our outstanding common stock. This may limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of common stock or otherwise effect a change in control. We have partially waived this restriction for the benefit of the current holders of preferred stock of Burnham and preferred units of the operating partnership.

         o Our Articles Supplementary prohibit us from taking some actions, including the merger or consolidation of Burnham or the operating partnership, without the approval of the holders of our preferred stock if the value of our common stock after those actions would be $15.375 per share or lower.

         OPERATING PARTNERSHIP AGREEMENT. We conduct most of our business through our operating partnership. We are the sole general partner of the operating partnership and generally have exclusive management power over its business and affairs. Furthermore, we may not be removed as general partner of the operating partnership, with or without cause, by the holders of limited partnership units. As a result of this structure, a third party may be deterred from making an acquisition proposal that it might otherwise make.


OUR RECENTLY ADOPTED SHAREHOLDERS RIGHTS AGREEMENT MAY DELAY OR DISCOURAGE ACQUISITION PROPOSALS PROVIDED THAT PENDING LITIGATION DOES NOT RENDER IT INEFFECTIVE.




     On June 19, 1999, following the unsolicited offer by Schottenstein Stores Corporation to acquire all of our outstanding common stock, we adopted a shareholder rights agreement. That agreement may discourage Schottenstein Stores Corporation from pursuing its offer and may discourage other acquisition proposals in the future, even if some of our stockholders consider the proposals to be in their best interest. Under the terms of the shareholders rights agreement, our board of directors can in effect delay or prevent a person or group from acquiring more than 10% of the outstanding shares of our common stock. This is because, unless our board approves of that person's purchase, after that person acquires more than 10% of our outstanding common stock, all other stockholders will have the right to purchase securities from us at a price that is less than their then fair market value. These purchases by the other stockholders would substantially reduce the value and influence of the shares of our common stock owned by the acquiring person. Our board of directors, however, can prevent the shareholder rights agreement from operating in this manner. Thus, our board has significant discretion to approve or disapprove a person's efforts to acquire a large interest in us.



      On June 23, 1999, a class action lawsuit was filed in the Superior Court of the State of California, County of San Diego, against us and against our directors. The action is purportedly brought on behalf of the public stockholders of Burnham. The complaint alleges that our directors violated their fiduciary duties to our shareholders because they adopted a shareholder rights agreement designed to halt the acquisition attempt by Schottenstein Stores Corporation and deter other unsolicited takeover attempts. The plaintiff seeks to enjoin the adoption of the shareholders rights agreement. On August 3, 1999, the plaintiff requested permission from the court to collect evidence from us earlier than is permitted under usual court rules. The plaintiff also requested that the court order us to show why the shareholder rights agreement should not be suspended during the litigation. The court decided that we do not need to make that showing but scheduled a September 17 hearing to make the plaintiff show why the shareholder rights agreement should be suspended during that time period. In addition, the court permitted the plaintiff to proceed on an accelerated schedule for collecting some of the documentary evidence that the plaintiff seeks. Although we intend to vigorously defend the lawsuit, we may not be successful in doing so. If we do not prevail, the suit could render our shareholder rights plan ineffective, thereby making us more vulnerable to unsolicited acquisition proposals and increasing the possibility that we will have to allocate material amounts of financial and management resources to protect the company from unwanted takeover attempts that may not maximize shareholder value.


RISK FACTORS RELATING TO THE PREFERENTIAL RIGHTS OF THE HOLDERS OF PREFERRED STOCK TO WHICH THE HOLDERS OF COMMON STOCK ARE SUBJECT.

ANTI-DILUTION PROVISIONS OF THE PREFERRED STOCK MAY LEAD TO SUBSTANTIAL DILUTION OF THE HOLDERS OF COMMON STOCK.

         Each share of preferred stock is convertible, at the option of the holder, into a number of shares of common stock determined by applying a formula set forth in Burnham's Articles Supplementary that describe the rights of the preferred stock. This formula may be adjusted in order to protect holders of preferred stock against dilution of their ownership interest in Burnham. Any adjustment of the conversion formula entitling holders of preferred stock to more common stock than they otherwise would have received would dilute the proportionate ownership, voting power and earnings per share of the holders of common stock. This, in turn, could lower the market price of the shares offered by this prospectus. See "Description of Securities--Preferred stock--Conversion right."

HOLDERS OF THE PREFERRED STOCK MAY CAUSE BURNHAM TO TAKE ACTION DETRIMENTAL TO THE HOLDERS OF COMMON STOCK.

         The holders of shares of preferred stock have the right to vote on all matters on which the holders of common stock are entitled to vote. For purposes of determining voting results, their shares of preferred stock will be treated as if they had been converted into common stock and as though part of the same class of common stock. Upon conversion of all of the preferred stock outstanding as of December 31, 1998 or which may be issued upon redemption of all of the preferred units outstanding as of December 31, 1998 into shares of common stock, the holders of preferred stock would hold approximately 18.8% of all outstanding shares of common stock, assuming that all of these shares of preferred stock were fully convertible on that date. Consequently, if this occurred, the holders of preferred stock would be the largest stockholders in Burnham and could have much influence as the holders of common stock with respect to the election of directors and the approval or disapproval of important corporate actions. See "Description of Securities--Preferred stock" for a description of the rights of the holders of preferred stock and the holders of preferred units, and the obligations of Burnham in connection therewith.

         You should note that interests of the holders of the preferred stock do not necessarily coincide with those of the holders of the common stock. Therefore, actions by the holders of the preferred stock may conflict with and will not necessarily be in the best interests of the holders of common stock.

          ABOUT THIS PROSPECTUS AND WHERE YOU CAN FIND MORE INFORMATION


         This prospectus is part of the registration statement that we filed with the Securities and Exchange Commission to register the shares of stock offered in this offering. It does not repeat important information that you can find in our registration statement or in the annual, quarterly and special reports, proxy statements and other documents that we file with the Securities and Exchange Commission. Our Securities and Exchange Commission file number is 001-09524.

         We file annual, quarterly and special reports, proxy statements and other information electronically with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at Mail Stop 1-2, 450 Fifth Street, N.W., Washington, D.C. 20549, or you may obtain them from the Securities and Exchange Commission by mail at the prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms or on how to receive our filings by mail. Our SEC filings are also available from the New York Stock Exchange, located at 20 Broad Street, New York, New York 10005 and at the Securities and Exchange Commission's website at http://www.sec.gov.

         The Securities and Exchange Commission allows us to incorporate by reference the information we file with it. Incorporation by reference means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents that we have filed listed below, and any future filings that we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

         o our annual report on Form 10-K 405 for the fiscal year ended December 31, 1998, as amended on April 30 and June 11, 1999;


         o our quarterly report on Form 10-Q for the quarter ended March 31, 1999, as amended on August 13, 1999;



         o    our current report on Form 8-K dated June 7, 1999;


         o    our current report on Form 8-K dated June 19, 1999;


         o    our current report on Form 8-K dated June 24, 1999;



         o    our current report on Form 8-K dated July 30, 1999;



         o    our current report on Form 8-K dated August 9, 1999;


         o    our registration statement on Form 8-A filed on June 22, 1999;

         o our proxy statement dated March 26, 1999 with respect to our annual meeting of stockholders on May 11, 1999; and

         o the description of our common stock contained or incorporated by reference in our Registration Statement on Form 8-B filed on June 2, 1997, including amendments thereto.

         WE WILL PROVIDE, WITHOUT CHARGE, AT THE WRITTEN OR ORAL REQUEST OF ANYONE TO WHOM THIS PROSPECTUS IS DELIVERED, COPIES OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN AN EXHIBIT TO A FILING UNLESS THAT EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE INTO THAT FILING. YOU SHOULD DIRECT YOUR WRITTEN REQUESTS TO BURNHAM PACIFIC PROPERTIES, INC., 610 WEST ASH STREET, SUITE 1600, SAN DIEGO, CALIFORNIA 92101, ATTENTION: CHIEF FINANCIAL OFFICER. YOU SHOULD DIRECT YOUR TELEPHONE REQUESTS TO (619) 652-4700.

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in any of the following modify or supersede the statement:

         o this prospectus, with respect to a statement in a previously filed document incorporated by reference herein;

         o    any applicable prospectus supplement; or

         o any other subsequently filed document that also is incorporated by reference herein.

The statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement. Subject to the foregoing, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

         We are not making an offer of the securities offered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus, in any prospectus supplement or in any document incorporated by reference herein or in a prospectus supplement is accurate as of any date other than the date on the front of those documents.

         Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete; and, in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each statement being qualified in all respects by the reference and the exhibits and schedules thereto.

                                   THE COMPANY


         We are a real estate operating company which acquires, rehabilitates, develops, owns and oversees the management of retail properties. Burnham began operations through a predecessor in 1963, became a real estate investment trust ("REIT") in 1987 and today is one of the largest public owners and operators of non-mall retail properties in the western region of the United States. Although our properties are primarily located in the western region of the United States, BPP Retail, LLC, a joint venture formed with the State of California Public Employee Retirement System ("CalPERS"), has entered into an agreement to acquire several properties located throughout the United States from AMB Property Corporation. The joint venture has consummated some of these acquisitions with others currently scheduled to close in the fourth quarter of 1999. Our properties are primarily neighborhood and community shopping centers located in major metropolitan areas. We focus on shopping centers in areas with a limited supply of vacant land and with established consumer shopping patterns. These characteristics help limit potential future competition in a trade area. We also own four office and industrial properties, which we consider non-strategic and which we may sell as suitable opportunities arise. Title to our properties is held by or for the benefit of the operating partnership or subsidiaries of the operating partnership.


         We own our properties and conduct most of our business through the operating partnership, of which Burnham is the sole general partner. Burnham owns a large majority of the economic interests in the operating partnership. Other limited partners of the operating partnership have contributed interests in properties to the operating partnership in exchange for limited partnership units. Those transactions have enabled us to reduce the amount of cash paid for the acquired properties while also providing the contributors the opportunity to defer recognition of federal income taxes on their disposition of those properties. Holders, other than Burnham, of partnership units issued on those acquisitions generally have the right, after a specified period of time, to cause the operating partnership to redeem their partnership units for cash. In lieu of redemption for cash, Burnham may exchange a like number of shares of its capital stock for the partnership units being redeemed.

         The following are among the properties that we have acquired in which units of the operating partnership were issued as part of the acquisition price:

         o On December 31, 1997, we acquired Simi Valley Plaza shopping center in Simi Valley, California from Simi Valley Plaza LLC. The operating partnership issued 574,483 common units as part of the payment for the acquisition.

         o On December 31, 1997, we acquired a portfolio of 20 California shopping centers from investment funds affiliated with Blackacre Capital Group, L.P. and individuals affiliated with Highridge Partners (collectively "Blackacre") pursuant to a contribution agreement. For ease of reference, we later refer to that group of properties as the "Golden State Properties Portfolio." The operating partnership issued 2,000,000 preferred units to members of Blackacre, and undertook to issue additional common units and/or cash as a part of an earn-out provision in the Golden State Properties Portfolio contribution agreement. Burnham contributed additional funds to enable the operating partnership to acquire these properties. These funds included the proceeds from Burnham's issuance of 2,800,000 shares of preferred stock. Concurrently with Burnham's issuance of these shares of preferred stock, the operating partnership issued to Burnham 2,800,000 preferred units. The distribution and other economic terms of such units mirror the distribution and other economic terms of the preferred stock.


         o On May 27, 1998, we acquired Lake Arrowhead Village shopping center from Arrowhead Village LLC. The operating partnership issued 725,491 common units as payment for the acquisition.


         o On June 2, 1998 and June 3, 1998, we acquired Keizer Creekside, Cruces Norte and Park Manor shopping centers from Park Manor Associates and Powell-River Road Investments and various individuals affiliated therewith. The operating partnership issued 283,398 common units as payment for the acquisition.

         o On June 12, 1998, we acquired Plaza de Monterey, Mission Plaza and Palms to Pines shopping centers from Mission Hills Associates, a California limited partnership, and Palms to Pines Partnership. The operating partnership issued 227,234 common units as payment for the acquisition, of which 186,116 remain outstanding.

See "Description of partnership units and redemption of partnership units of operating partnership" for a description of the common units and preferred units that were issued in those transactions.

         In August 1998, the operating partnership and CalPERS entered into a joint venture agreement for the acquisition of neighborhood, community, promotional and specialty retail centers in the western region of the United States. The entity formed by the joint venture agreement for this purpose is BPP Retail, LLC, a limited liability company, of which we and CalPERS are the members, with us, through the operating partnership as the manager. The joint venture agreement initially contemplated an aggregate $400 million investment by CalPERS and $100 million investment by us through the period ending December 31, 1999 and provided for up to $165 million of leverage through mortgage or line of credit borrowings by the joint venture. We have since agreed with CalPERS to increase the aggregate amount of indebtedness that the joint venture might incur through the period ending December 31, 1999 to approximately $450 million. Until we and CalPERS have satisfied our respective investment obligations to the joint venture, we must offer qualifying investment opportunities to the joint venture before making the investments for our own direct account. Moreover, there is a possibility that the investment goals of the joint venture may not be satisfied or that we may agree with CalPERS to expand those goals or to vary our respective 80/20% participation in the joint venture. See "Risk Factors--Our joint venture activity limits our ability to control and profit from some of our investments."


         In March 1999, the joint venture entered into agreements under which the joint venture will purchase several shopping center properties throughout the United States from AMB Property Corporation. The joint venture has consummated some of those acquisitions with others currently scheduled to close in the fourth quarter of 1999. Following an evaluation of our property management options in the context of the nationwide operations following the acquisition of the AMB properties, in April 1999 we announced our plans to outsource the management of our existing properties to third party managers as a long term strategy. This decision resulted in a one time charge of approximately $1.5 million in the first quarter of 1999. The transition to outside managers has been completed. Although we outsource day-to-day management of our individual properties to third parties, we oversee the activities of those managers and we will continue to make acquisition, disposition, retenanting, redevelopment, leasing and other value added and strategic management decisions about our portfolios.

                           FORWARD LOOKING INFORMATION

         Some of the statements made in the "Risk Factors" section or under the caption "The Company" and elsewhere in this prospectus, or incorporated by reference into this prospectus, are "forward-looking statements." Forward-looking statements may include, without limitation, statements relating to acquisitions, including financial information, and other business development activities, future capital expenditures, financing sources and availability and the effects of regulations, including environmental regulation, and competition.

         When we use the words "anticipate," "assume," "believe," "estimate," "expect," "intend" and other similar expressions, they are generally forward-looking statements. You should be cautious in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and could materially change our actual results, performance or achievements.

         Factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

         o we are subject to general risks affecting the real estate industry, including the need to enter into new leases or renew leases on favorable terms to generate rental revenues and dependence on our tenants' financial condition;

         o we may fail to identify, acquire, construct or develop additional properties; we may develop properties that do not generate desired returns; or we may fail to effectively integrate acquisitions of properties or portfolios of properties;

         o financing may not be available or may not be available on favorable terms;

         o we need to make distributions to our stockholders for us to qualify as a REIT, and if we need to borrow the funds to make distributions, the borrowings may not be available on favorable terms;

         o we depend on the primary markets where our properties are located, and these markets may be harmed by local economic and market conditions that are beyond our control;

         o    we are subject to potential environmental liabilities;

         o we are subject to complex regulations relating to our status as a REIT and would be harmed if we failed to qualify as a REIT; and

         o market interest rates could harm the market prices for our common stock and our performance and cash flow.

         In general, we and our business are subject to the matters described in the "Risk Factors" section of this prospectus.

                        RATIOS OF EARNINGS TO COMBINED
                FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the historical ratios of earnings to combined fixed charges and preferred stock dividends of Burnham for the periods indicated:

                 Year Ended December 31,                Three Months Ended March 31,
         ---------------------------------------      --------------------------------
         1994     1995     1996     1997    1998                   1999
         ----     ----     ----     ----    ----                  ------
         2.08:1    -       1.65:1   1.42:1  1.27:1                 1.18:1

         For purposes of computing these ratios, earnings before fixed charges have been calculated by adding fixed charges, excluding capitalized interest, to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of debt issue costs and preferred stock dividends.

         The ratio of earnings to combined fixed charges and dividends on our preferred stock is not determinable for the fiscal year ended December 31, 1995 because nonrecurring impairments and writedown of assets resulted in a loss for that year of approximately $14,951,000. Excluding nonrecurring impairments and writedowns of assets that contributed to the loss, the ratio would have been 1.61:1.

                            DESCRIPTION OF SECURITIES

         THE DESCRIPTION OF BURNHAM'S CAPITAL STOCK SET FORTH BELOW DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO BURNHAM'S CHARTER AND BYLAWS, EACH AS AMENDED AND RESTATED, COPIES OF WHICH ARE EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. SEE "ABOUT THIS PROSPECTUS AND WHERE YOU CAN FIND MORE INFORMATION."

GENERAL

         Under its charter, Burnham has authority to issue up to 100 million shares of stock, consisting of 75 million shares of common stock, five million shares of preferred stock and 20 million shares of "excess stock," each with a par value of $.01 per share. As of December 31, 1998, Burnham had 31,954,008 shares of common stock and 2,800,000 shares of preferred stock issued and outstanding. In addition, as of December 31, 1998, the operating partnership had 2,000,000 preferred units and 1,785,474 common units outstanding not including those held by Burnham. If presented to the operating partnership for redemption, the partnership units held by persons other than Burnham may be exchanged for shares of preferred stock or common stock, as the case may be, on a one-for-one basis at the option of Burnham. This exchange is subject to the expiration of "lock-out" periods specified in agreements relating to the issuance of those partnership units and subject to adjustments to prevent dilution and limitations imposed to protect Burnham's status as a REIT.

PREFERRED STOCK

         As part of the financing for Burnham's acquisition of a portfolio of the Golden State Properties Portfolio, which was completed on December 31, 1997, Burnham issued 2,800,000 shares of its preferred stock in a privately negotiated sale. The preferred stock is the only series of Burnham's preferred stock that is outstanding as of the date of this prospectus. The preferred stock ranks senior to the common stock with respect to dividend rights and distributions upon liquidation, dissolution and winding up of Burnham. The principal terms of the preferred stock are summarized below. This summary is not complete and is qualified by the complete text of the Articles Supplementary to Burnham's charter filed as an exhibit to Burnham's Report on Form 8-K dated January 14, 1998, which is incorporated by reference herein.

         STATED VALUE AND LIQUIDATION PREFERENCE

         The preferred stock has a stated value of $25 per share. Upon the distribution of assets on the liquidation, dissolution or winding up of Burnham, each share of preferred stock is entitled to a payment equal to the stated value plus any accrued and unpaid dividends prior to the payment of any amount with respect to shares of the common stock.

         Burnham will not make any payment to holders of common stock upon the liquidation, dissolution or winding up of Burnham until the holders of preferred stock have received their payment in full. If, upon liquidation, dissolution or winding up, the assets of Burnham, or the proceeds thereof, are insufficient to pay the holders of preferred stock the amounts owed to them, then Burnham's assets, or the proceeds thereof, will be distributed pro rata to the holders of shares of the preferred stock and any shares of stock which are on parity with the preferred stock as to distributions on liquidation in accordance with their respective holdings.

         Neither a consolidation or merger of Burnham with another corporation, nor a sale or transfer of all or any part of Burnham's assets for cash or securities, will be considered a liquidation, dissolution or winding up of Burnham.

         DIVIDENDS AND DISTRIBUTIONS

         Each share of preferred stock is entitled to receive cumulative quarterly cash dividends equal to the greater of (1) 2.00% of the per share stated value and (2) the amount of dividends payable on the number of shares of common stock into which the share of preferred stock is then convertible. The dividends will accrue daily and will, to the extent not paid in full on the applicable dividend payment date, together with accruals thereon, accrue at the compounded quarterly rate of 2.00% from that date until payment is made, whether or not Burnham has earnings or surplus.

         Unless and until all accrued dividends have been paid on the preferred stock through the most recent dividend payment date, Burnham may not:

         o declare or pay any dividend, make any distribution other than those payable solely in shares of common stock, or set aside any funds or assets for payment or distribution with regard to any common stock or any other stock junior to the preferred stock;

         o redeem or purchase or set aside any funds or other assets for the redemption or purchase of, any shares of stock ranking junior to the preferred stock; or

         o authorize, take or cause to be taken any action as general partner of the operating partnership that will result in (A) the declaration or payment by the operating partnership of any distribution to its partners (other than distributions made concurrently with distributions payable to Burnham in respect of its partnership interest or preferred units in each case that will be used by Burnham to fund the payment of dividends), or set aside any funds or assets for payment of any distributions (other than authorized distributions) or (B) the redemption or purchase, or the setting aside of any funds or other assets for the redemption or purchase of, any partnership interests in the operating partnership.

         While any shares of preferred stock are outstanding, Burnham may not pay any dividend on any shares of any class or series of stock of Burnham which ranks on a parity with the preferred stock as to payment of dividends unless at least a proportionate payment is made with regard to all accrued dividends on the preferred stock through the most recent preceding dividend payment date.

         CONVERSION RIGHT

         Each share of preferred stock is convertible into the number of shares of common stock obtained by dividing the stated value per share by the conversion price. As of December 31, 1998, each share of preferred stock was convertible into approximately 1.626 shares of common stock. The conversion price will be adjusted if Burnham:

         o pays a dividend or makes a distribution on its common stock in shares of its common stock;

         o subdivides its outstanding common stock into a greater number of shares;

         o combines its outstanding common stock into a smaller number of shares;

         o issues rights or warrants to the holders of its common stock as a class entitling them to purchase common stock at a price per share less than the then conversion price; or

         o distributes to the holders of its common stock as a class any shares of stock of Burnham, other than common stock or evidences of indebtedness or assets other than those referred to in the previous clause, to purchase any of its securities.

         Furthermore, in the event (1) Burnham issues or sells common stock or securities exercisable for or convertible into common stock at a purchase or exercise price, as applicable, of less than $14.375 per share and (2) that issuance would trigger a reduction in the conversion price of at least 1.0% under the formula set forth in the Articles Supplementary, then the conversion price will be reduced pursuant to a formula based upon the proportion of the value of common stock issuable at less than the conversion price to the value of all common stock to be outstanding following the issuance.

         If, however, any shares of common stock are issued or issuable at or less than $11.00 per share, then the conversion price will be fully reduced to that lower price. This type of reduction in the conversion price would likely dilute the ownership interests of the holders of common stock significantly as a result of both the initial dilutive transaction and the impact of the antidilution provisions of the preferred stock triggered by the transaction. The conversion right is exercisable by a holder of preferred stock with respect to 25% of the shares held of record by that holder on and after each of December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999. The conversion may be exercisable at an earlier time in the event of a change of control or other events set forth in the Articles Supplementary.

         On and after January 1, 2003, Burnham may give notice of mandatory conversion of all of the outstanding preferred stock if (1) the overall average of the daily average prices, weighted by volume, of the common stock on the twenty trading days immediately prior to the notice of mandatory conversion and
(2) the daily average prices, weighted by volume, of the common stock on the trading day immediately prior to the notice of mandatory conversion and the trading day immediately prior to the date of the intended conversion exceed the conversion price. Following that notice, all outstanding shares will be mandatorily converted into common stock. However, each holder of preferred stock may, prior to the date established for mandatory conversion, instead cause Burnham to redeem his or her preferred stock at its stated value plus an amount equal to 105% of accrued dividends to the redemption date if the redemption date is prior to December 31, 2003. That percentage of accrued dividends decreases by 1% each year thereafter, but does not fall below 100% after December 31, 2007.

         VOTING RIGHTS

         The holders of shares of preferred stock have the right to vote on all matters on which the holders of common stock are entitled to vote, on an as converted basis, with holders of shares of the common stock, as though part of the same class as holders of common stock.

         While any shares of preferred stock are outstanding, Burnham may not, without approval of holders of at least a majority of the outstanding shares of preferred stock voting separately as a class, take any of several actions described in the Articles Supplementary that would, among other things:

         o    diminish the rights of the holders of preferred stock;

         o result in Burnham's transfer of its general partnership interest in the operating partnership;

         o result in a merger or consolidation of assets that would result in the common stock having a value of less than $15.375 per share, or the termination of Burnham's qualification as a real estate investment trust, or a change of control as defined in Burnham's Articles Supplementary.

         The holders of the preferred stock have the right to submit a recommendation to the nominating committee of the board of directors of a candidate for election as a director at each annual meeting of stockholders. This right will continue until the number of outstanding shares of preferred stock is significantly reduced. In addition, if Burnham fails to pay the full amount of the preferred stock preferential dividend for four consecutive quarters or if Burnham does not fulfill some of its other obligations with respect to the preferred stock, the holders of the preferred stock will have the right, as a class, to elect two additional directors of Burnham, until those defaults are cured. See "Risk Factors--Anti-dilution provisions of the preferred stock may lead to substantial dilution of the holders of common stock."

         If Burnham is entitled or requested to act in its capacity as a holder of preferred units of the operating partnership, it will do so by voting or otherwise acting with respect to all of its preferred units solely in accordance with instructions received from a majority of the holders of preferred stock.

         REGISTRATION RIGHTS

         Burnham has entered into registration rights agreements with the holders of preferred stock and preferred units. These agreements require Burnham, under some circumstances, to register under the Securities Act shares of preferred stock which are (a) currently issued and outstanding and (b) issuable upon redemption of preferred units and shares of common stock issuable upon conversion of preferred stock. These registration rights agreements give the holders of the applicable securities both "demand" and "piggyback" registration rights.

COMMON STOCK

         DISTRIBUTION RIGHTS

         Holders of common stock are entitled to receive distributions on their shares if, as and when the board of directors authorizes and declares distributions, subject to the provisions of Burnham's charter regarding excess stock. A description of excess stock may be found below under the heading "--Excess stock."

         LIQUIDATION/DISSOLUTION RIGHTS

         In a liquidation or dissolution of Burnham, each share of common stock entitles its holder to share in any assets that remain after Burnham pays its liabilities and any preferential distributions owed to the holders of preferred stock and any other series of preferred stock issued in the future. Each holder of common stock will receive a share of those assets based on the percentage of shares of common stock which he or she holds.

         VOTING RIGHTS

         Subject to the provisions of Burnham's charter regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as otherwise required by law or except as provided with respect to any other class or series of preferred stock issued in the future, the holders of common stock and the holders of preferred stock possess exclusive voting power. The holders of preferred stock have the right to vote on all matters submitted to a vote of the holders of common stock on an as converted basis. There is no cumulative voting in the election of directors, which means that the holders of a majority of the votes cast for directors can, subject to the rights of holders of preferred stock, elect all of the directors then standing for election.

         RESTRICTIONS ON TRANSFER

         See "--Excess stock" below for a description of some of the provisions in Burnham's charter designed to preserve Burnham's status as a qualified REIT. These provisions limit the transfer of, and provide Burnham with a right to redeem, shares of capital stock and that also provide for the conversion of that stock into excess stock, in some circumstances.

         OTHER TERMS

         Subject to the provisions of Burnham's charter regarding excess stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, which rights are, however, subject to preferential rights of shares of preferred stock and any other series of preferred stock that may be outstanding. Holders of shares of common stock have no preference, conversion, sinking fund, redemption or exchange rights or preemptive rights. A conversion feature gives a stockholder the option to convert his shares to a different security, such as debt or preferred stock. A sinking fund or redemption right gives a stockholder the right to redeem his shares for cash or other securities at some point in the future. Sometimes a redemption right is paired with an obligation of Burnham to create an account into which Burnham must deposit money to fund redemption, much like a sinking fund. Preemptive rights are rights granted to stockholders to subscribe for a percentage of any other securities we offer in the future based on the percentage of shares owned.

         REGISTRATION RIGHTS

         Burnham has entered into registration rights agreements with holders of common units. These agreements may require Burnham to register under the Securities Act shares of common stock issuable upon redemption of the common units and upon conversion of preferred stock. These registration rights agreements give the holders of the applicable securities both "demand" and "piggyback" registration rights.

         INFORMATION

         Burnham furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

         EXTRAORDINARY TRANSACTIONS

         Pursuant to Maryland law and Burnham's charter, Burnham generally cannot dissolve, amend its charter, merge, sell most or all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast. In addition, a number of other provisions of Maryland law could significantly affect the shares of common stock and the rights and obligations of its holders. See "--Maryland law."

         TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is First Chicago Trust Company of New York, a division of EquiServe, 525 Washington Boulevard, Jersey City, New Jersey 07303.

POWER TO ISSUE ADDITIONAL SHARES OF STOCK

         The charter grants the board of directors the power to authorize the issuance of additional authorized but unissued shares of common stock and preferred stock. The board of directors may also classify or reclassify unissued shares of common stock or preferred stock or excess stock and authorize the issuance of these classified or reclassified shares of stock. Under Maryland law and the charter, the board of directors is required to fix the terms and conditions for each class or series, subject to the provisions of the charter regarding excess stock, prior to the issuance of the shares of each class or series of stock. These terms and conditions include preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.

         This power provides the board of directors with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs of Burnham that might arise. Unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which Burnham's securities may be listed or traded, the additional classes or series, as well as the common stock, will generally be available for issuance without further action by stockholders. However, the issuance of additional series of preferred stock with rights senior to the currently issued preferred stock must be approved by the holders of the currently issued preferred stock. Although the board of directors does not intend to do so at the present time, it could authorize the issuance of a class or series that could delay, defer or prevent a change of control or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority of, the common stock might receive a premium for their shares over the then-current market price.

SHAREHOLDER RIGHTS AGREEMENT


       We adopted a shareholder rights agreement on June 19, 1999 to help ensure that our stockholders receive fair and equal treatment in the event of any proposed acquisition of Burnham. The rights agreement may delay, defer or prevent a change of control of Burnham and, therefore, could adversely affect stockholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with such a transaction. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, which was previously filed with the SEC on June 22, 1999 as an exhibit to our registration statement on Form 8-A


       In connection with the adoption of the rights agreement, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record as of the close of business on the record date, July 1, 1999. Each right entitles its registered holder to purchase from us a unit consisting of one ten-thousandth of a share of Burnham Pacific Properties Series B Junior Participating Cumulative Preferred Stock, par value $0.01 per share, at a cash exercise price of $45.00 per unit, subject to adjustment.


       The rights are currently not exercisable and are attached to and trade with all shares of common stock outstanding as of, and issued subsequent to, the record date. The rights will separate from the common stock and will become exercisable upon the earlier of one of the following distribution events:

o the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons, referred to as an "acquiring person," has acquired beneficial ownership of 10% or more of the outstanding shares of common stock; or

o the close of business on the tenth business day following the commencement of a tender offer or exchange offer that could result upon its completion in a person or group becoming the beneficial owner of 10% or more of the outstanding shares of common stock.



       Stockholders who, with their affiliates and associates beneficially owned 10% or more of our outstanding shares of common stock at 8:15 a.m. on June 21, 1999 are referred to in the rights agreement as "grandfathered persons." The only grandfathered persons of whom we are aware are (1) a group consisting of Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings, L.L.C. and (2) a group consisting of Morgan Stanley Dean Witter & Co., Morgan Stanley Dean Witter Advisors, Van Kampen and Morgan Stanley Dean Witter Investment Management, Inc. In the case of a grandfathered person the rights will separate from the common stock and will become exercisable upon the earlier of the two events described above, provided that for this purpose the applicable percentage for that grandfathered person is not 10% but is instead the percentage ownership for the outstanding common stock owned by that person as of 8:15 a.m. on June 21, 1999. In addition, a grandfathered person will not be an acquiring person unless it acquires additional shares of our common stock after 8:15 a.m. on June 21, 1999.



       If a person becomes an acquiring person, the shareholder rights plan provides that as of the close of business ten calendar days after the first public announcement of that event, each holder of a right will be entitled to receive, upon payment of the exercise price, shares of preferred stock of our company having a market value of twice the exercise price of the right. If our company is acquired in a merger or similar transaction, the shareholder rights plan provides that as of the close of business ten calendar days following the first public announcement of that event, each holder of a right will be entitled to receive, upon payment of the exercise price, shares of common stock of the acquiring company having a market value of twice the exercise price of the right.



       If our board of directors approves a transaction that it has determined is in the best interest of our stockholders but that otherwise would cause one of the above distribution events under the rights agreement, our board may, in connection with that approval, redeem the rights for a nominal price. Once the rights are redeemed, the transaction can proceed without causing the distribution event. The rights agreement could make it more difficult for a third party to acquire, and could discourage a third party from acquiring or seeking to acquire, our company or a large block of its common stock.


EXCESS STOCK

         GENERAL. As a protective measure, Burnham's charter provides for the issuance of a separate class of stock, referred to as "excess stock," to people who attempt to acquire stock in an amount that may endanger Burnham's REIT qualification. The terms of excess stock and the conditions giving rise to its issuance are described in more detail below.

         OWNERSHIP LIMIT. To qualify as a REIT, Burnham must comply with several complicated rules under the Internal Revenue Code.

         Under these rules:

         o no more than 50% in value of Burnham's outstanding capital stock may be owned, directly or indirectly by five or fewer "individuals" (which includes tax-exempt entities) during the last half of its taxable year, and

         o Burnham's capital stock must be beneficially owned by 100 or more persons during at least 335 days of each taxable year.

         In order to meet these requirements, Burnham's charter limits the amount of its capital stock that any one party may hold. The charter prohibits any holder from owning:

         o    more than 9.8% in value of Burnham's outstanding capital stock; or

         o more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of common stock, including shares of common stock issuable upon conversion of any other outstanding shares of capital stock of Burnham.

         The charter deems holders to own all stock that they (1) actually own,
(2) constructively own after applying the attribution rules specified in the Internal Revenue Code and (3) have the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities. These ownership limitations apply to natural persons, corporations, estates, trusts, partnerships or other entities. The fact that affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of the value of all outstanding capital stock in the aggregate will not of itself result in the ownership limit being exceeded, even though that investment advisor may be considered to be the beneficial owner of the stock for purposes of Section 13(g) of the Exchange Act.

         VIOLATION OF OWNERSHIP LIMIT. The charter provides that any attempted transfer of capital stock is null and void if it would result in a violation of the ownership limit or the disqualification of Burnham as a REIT. In the event of an attempted transfer, the intended transferee will acquire no rights to the capital stock. Instead, the stock will automatically be exchanged for shares of excess stock, and these shares of excess stock will automatically be transferred to a trustee for the benefit of one or more beneficiaries designated by Burnham, except to the extent described below. The trustee must be unaffiliated with Burnham and the intended transferee.

         RIGHTS OF EXCESS STOCK. The excess stock held in trust will receive distributions declared by Burnham and may be voted by the trustee for the benefit of the beneficiary. The charter requires the intended transferee to repay to Burnham any dividend or distribution that it receives prior to the discovery that capital stock was transferred in violation of the ownership limit. Burnham would then transfer the amount of the repayment to the trustee. The charter also retroactively nullifies any votes cast by that person prior to the discovery that a transfer of stock to him or her violated the ownership limit. This provision will not harm the rights of any third party who relied in good faith upon the vote and its consequences.

         TRANSFERABILITY OF EXCESS STOCK. A stockholder generally may not transfer excess stock. Subject to Burnham's redemption right described below, the trustee may transfer the excess stock to a purchaser who could own those shares without violating the ownership limit. When sold, the shares of excess stock would automatically convert back into shares of the class or series of capital stock or convertible security from which they were originally converted.

         The person who attempted to acquire the shares but was not permitted to do so would then receive from the proceeds of the sale, the lesser of (a) the price paid by that prohibited owner for the shares and (b) the price per share received by the trustee from the sale of the shares. If the prohibited owner received the excess stock by gift, devise or otherwise without paying for it, then he or she would receive the lesser of (a) the market price of the shares on the day of the event causing the shares to be held in trust, as determined in the manner set forth in the charter, and (b) the price per share received by the trustee from the sale of the shares. Any remaining sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the charitable beneficiary.

         REDEMPTION RIGHT. In addition to the transfer restrictions described above, Burnham may purchase any portion of the excess stock from the trustee for a period of 90 days after receiving written notice of the prohibited transfer or other event resulting in the exchange of capital stock for excess stock. Upon any purchase by Burnham, the trustee must distribute the sale proceeds to the prohibited owner.

         ADDITIONAL CHARTER PROVISIONS REGARDING THE OWNERSHIP LIMIT. The ownership limit will not preclude settlement of transactions on a stock exchange, but the provisions of the charter shall remain applicable to the transferee and to any shares transferred. If the board of directors determines that it is no longer in the best interests of Burnham to continue to qualify as a REIT, then these restrictions on transferability and ownership will cease.

         Upon demand by Burnham, each stockholder and each proposed transferee of capital stock must disclose any information about his or her stock ownership necessary for Burnham to comply with provisions of the Internal Revenue Code applicable to REITs or the requirements of any governmental agency.

         EXCEPTIONS TO OWNERSHIP LIMIT. The board of directors may waive the ownership limit if it determines that doing so will not jeopardize Burnham's status as a REIT and would be in Burnham's best interest. Based upon representations of Blackacre and the Westbrook entities that their agreements with Burnham would not result in any individual, after applying the rules of the Internal Revenue Code, owning more than 9.8% of the common stock or of the value of all of the capital stock of Burnham, and on other representations and agreements, the board of directors has partially waived the ownership limits for those two entities.

         The ownership limit does not apply to shares of capital stock acquired for cash in a tender offer for all outstanding shares of capital stock if both of the following conditions are met:

         o At least two-thirds of the outstanding shares of capital stock are tendered and accepted pursuant to the tender offer. The securities held by the purchaser are not included in determining whether the two-thirds threshold has been met.

         o The purchaser commits, if the offer is accepted by holders of two-thirds of the outstanding stock, to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the purchaser at a price not less than that paid in the tender offer.

MARYLAND LAW

         MARYLAND BUSINESS COMBINATION STATUTE

         Maryland law prohibits many transactions between a Maryland corporation and any person or entity that owns 10% or more of the voting power of the corporation's stock. This prohibition exists for five years after the person or entity most recently became a ten percent owner. Thereafter, any business combination must be approved by at least 80% of the votes entitled to be cast on the matter. The person with whom the business combination is to be effected may not vote on the transaction. Maryland law provides an exception to this rule depending upon the amount paid to the stockholders and the form of payment. These restrictions do not apply to transactions with a ten percent owner that are approved by the board of directors of the corporation before that ten percent owner becomes a ten percent owner.

         Burnham's board of directors has adopted a resolution rendering these provisions of Maryland law inapplicable to Burnham. However, the board of directors may revoke their resolution if doing so is in the best interest of Burnham and our stockholders.

         MARYLAND CONTROL SHARE ACQUISITION STATUTE

         Maryland law provides that control shares of a Maryland corporation have no voting rights except to the extent approved by two-thirds of the votes eligible to be cast on that matter by stockholders. When we use the term "control shares," we mean voting shares that, once acquired, would entitle the holder to exercise one-fifth more of the voting power in electing directors.

         Control shares do not include shares the acquiring person may vote as a result of having obtained stockholder approval.

         If voting rights are not approved at a stockholder meeting or if the acquiring person does not otherwise comply with Maryland law, the corporation may redeem any or all of the control shares for fair value. If voting rights are approved and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

         Burnham's bylaws contain a provision that exempts the acquisition of Burnham's capital stock from these restrictions. However, the board of directors, may repeal this exemption either before or after an acquisition of control shares if it determines that doing so is in the best interest of our stockholders. The board of directors may do this without stockholder approval.

      DESCRIPTION OF UNITS AND REDEMPTION OF UNITS OF OPERATING PARTNERSHIP

         THE FOLLOWING DESCRIPTION OF THE OPERATING PARTNERSHIP AGREEMENT, AND OF THE FIRST AMENDMENT THERETO THAT WAS ENTERED INTO CONCURRENTLY WITH THE ACQUISITION OF THE GOLDEN STATE PROPERTIES PORTFOLIO ON DECEMBER 31, 1997, IS QUALIFIED BY THE PROVISIONS OF THE OPERATING PARTNERSHIP AND OF THE FIRST AMENDMENT FILED AS EXHIBITS TO BURNHAM'S REPORTS ON FORM 8-K DATED DECEMBER 16, 1997 AND JANUARY 14, 1998, RESPECTIVELY, AND OF SCHEDULE C TO THE FIRST AMENDMENT FILED AS AN EXHIBIT TO BURNHAM'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997. THOSE EXHIBITS ARE HEREBY INCORPORATED BY REFERENCE HEREIN.

COMMON UNITS.

         The operating partnership agreement provides that the operating partnership will make distributions to holders of common units and to the general partner in proportion to their respective partnership interests. Burnham will hold as many common units as there are shares of common stock of Burnham outstanding from time to time. Burnham, as general partner of the operating partnership, contemplates making quarterly distributions to the holders of common units concurrently with and in the same amounts as dividends paid by Burnham on its common stock. This amount is currently at the quarterly rate of $0.2625 per unit.

         In addition, the operating partnership agreement provides that on December 31 or June 30 following the first anniversary of the issuance of common units, or earlier in the event of some types of transactions, holders of common units may redeem each of their common units for cash equal to the market value of a share of common stock. Burnham may assume the redemption obligation of the operating partnership and pay the redemption in the form of registered shares of its common stock.

PREFERRED UNITS.

         Under the first amendment to the operating partnership agreement, Burnham, as general partner of the operating partnership, established a series of 4,800,000 preferred units of limited partnership interest designated as "Series 1997-A Preferred Limited Partner Units" and issued 2,000,000 preferred units to the contributors of the Golden State Properties Portfolio and 2,800,000 preferred units to Burnham. The economic rights of holders of preferred units, with respect to distributions and liquidation, are identical to the rights of holders of preferred stock. Distributions by the operating partnership with respect to preferred units held by Burnham will provide the funds to enable Burnham to make its distributions to the holders of the preferred stock. Holders of preferred units, other than Burnham, may redeem each of their preferred units for $25 in cash or the value of the amount of common stock into which a share of preferred stock could be exchanged. In lieu of delivering cash, however, Burnham may, at its option, choose to acquire preferred units by issuing shares of preferred stock in exchange. If this occurs, the number of preferred units held by Burnham will increase so that Burnham will always hold a number of preferred units equal to the number of outstanding shares of preferred stock.

         In general, the terms of the first amendment that define the economic rights of holders of preferred units other than Burnham are largely identical to the provisions of the Articles Supplementary that define the economic rights of the holders of preferred stock. See "Description of Securities--Preferred stock" above.

TAX CONSEQUENCES OF REDEMPTION.

         The following discussion summarizes federal income tax considerations that may be relevant to a unitholder who redeems its partnership units.

         TAX TREATMENT OF EXCHANGE OR REDEMPTION OF UNITS

         Burnham may elect to purchase units presented to its operating partnership for redemption. If Burnham so elects, the transaction will be treated as a sale of partnership units by the unitholder to Burnham at the time of the redemption. The sale will be fully taxable to the redeeming unitholder. The determination of the amount and character of gain or loss is discussed below. See "--Computation and character of gain or loss" below.

         If Burnham does not elect to purchase a unitholder's partnership units and the operating partnership redeems the partnership units for cash that Burnham contributes to the operating partnership to effect the redemption, the redemption likely would be treated for tax purposes as a sale of the partnership units to Burnham in a fully taxable transaction. In that event, the tax consequences would be the same as if Burnham elected to purchase the partnership units directly, as described above.

         If Burnham does not elect to purchase the partnership units and the operating partnership redeems all of a unitholder's partnership units for cash that is not contributed by Burnham to effect the redemption, the tax consequences would likely be the same as described in the previous paragraph. If the operating partnership redeems less than all of a unitholder's units, however, the unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any operating partnership liabilities allocable to the redeemed partnership units, exceeded the unitholder's adjusted basis in all of the unitholder's units immediately before the redemption. This result may differ if the redemption is treated as a disguised sale. See "--Potential application of the disguised sale regulations to a redemption of units" below.

         If Burnham contributes cash to the operating partnership to effect a partial redemption of a unitholder's units and the redemption is treated as a redemption by the operating partnership rather than a sale to Burnham, the income tax consequences to a unitholder would be the same as described in the preceding paragraph.

         COMPUTATION AND CHARACTER OF GAIN OR LOSS

         The gain or loss from any transaction treated as a sale of units will be based on the difference between the amount realized for tax purposes and the tax basis in the units. See "--Basis of units" below. Upon the sale of partnership units, the amount realized will be measured by the sum of the cash and fair market value of the capital stock received plus the amount of any operating partnership liabilities allocable to the partnership units sold. To the extent that the cash or property received plus the allocable share of any operating partnership liabilities exceeds the unitholder's basis for the partnership units, the unitholder will recognize gain. The amount of gain recognized or even the tax liability resulting from that gain could exceed the amount of cash and/or the value of any capital stock received.

         In general, any gain from a sale or other disposition of partnership units will be treated as gain resulting from the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a unit attributable to a unitholder's share of unrealized receivables of the operating partnership, as defined in Section 751 of the Internal Revenue Code, exceeds the basis attributed to those assets, the excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in operating partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the operating partnership had sold its assets at their fair market value at the time of the transfer of a unit.

         BASIS OF UNITS

         In general, a unitholder who acquired partnership units by contribution of property and/or money to the operating partnership had an initial tax basis in these partnership units equal to the sum of (a) the amount of money contributed, (b) his or her adjusted tax basis in any other property contributed in exchange for the partnership units and (c) his or her share of the operating partnership's liabilities, less (d) the amount of any liabilities assumed by the operating partnership and any money distributed in connection with the acquisition of the partnership units. The initial basis of partnership units acquired by other means would have been determined under the general rules of the Internal Revenue Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the disguised sale rules discussed below, also may affect initial basis. Unitholders should consult their own tax advisors regarding their initial basis. A unitholder's initial basis in partnership units generally is increased by his or her share of the (a) operating partnership taxable and tax-exempt income and (b) increases in liabilities of the operating partnership. Generally, a unitholder's basis in his or her partnership units is decreased by his or her share of the (a) operating partnership distributions, (b) decreases in liabilities of the operating partnership, (c) losses of the operating partnership and (d) nondeductible expenditures of the operating partnership that are not chargeable to his or her capital account. A unitholder's basis in units cannot be less than zero.

         POTENTIAL APPLICATION OF THE DISGUISED SALE REGULATIONS TO A
          REDEMPTION OF UNITS

         A redemption of partnership units originally issued in exchange for a contribution of property to the operating partnership may cause the original transfer of property to be treated as a disguised sale of property. Section 707 of the Internal Revenue Code and the Treasury Regulations thereunder generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of a liability, from the partnership to the partner will be presumed to be a sale of the property by the partner to the partnership if the two transactions occur within a two-year time period. This presumption may be overcome if the facts and circumstances clearly establish that the transfers do not constitute a sale. Nonetheless, if the transactions occur within a two-year period, the partner may need to report them to the IRS. The disguised sale regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

         Accordingly, if a unitholder who received units in exchange for a contribution of property to the operating partnership presents units for redemption, the IRS could contend that the original contribution of property was taxable as a disguised sale. Any gain recognized may be eligible for installment reporting under Section 453 of the Internal Revenue Code, subject to limitations. In addition, a portion of the proceeds received by a redeeming unitholder could be characterized as original issue discount on a deferred obligation. This original issue discount would be taxable as interest income under Section 1272 of the Internal Revenue Code. Each unitholder should consult its own tax advisors to determine whether redemption of its partnership units could be subject to the disguised sale regulations.

COMPARISON OF OWNERSHIP OF PARTNERSHIP UNITS AND COMMON STOCK

         An investment in Burnham's preferred stock or common stock is generally economically equivalent to an investment in preferred units or common units, as the case may be, in the operating partnership. A holder of a share of capital stock receives the same distribution that a holder of the equivalent class of partnership units receives. Furthermore, stockholders and unitholders generally share in the risks and rewards of ownership in the same enterprise. There are, however, differences between ownership of partnership units and ownership of capital stock, some of which may be material to investors.

         The information below highlights a number of important differences between the operating partnership and Burnham relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation. The information also compares rights associated with being a partner in the operating partnership and being a stockholder of Burnham, respectively. These comparisons are summary in nature and intended to assist unitholders in understanding how their investment will be changed if their partnership units are acquired for capital stock.


THE OPERATING PARTNERSHIP                                                           THE COMPANY
                                      FORM OF ORGANIZATION AND ASSETS OWNED

The operating partnership is a Delaware limited                  Burnham is a Maryland corporation that has
partnership and is the entity through which                      elected to be taxed as a REIT under the Internal
Burnham conducts most of its business and owns                   Revenue Code and intends to maintain its
most of its assets. The board of directors of                    qualifications as a REIT. Burnham is the sole
Burnham manages the affairs of the operating                     general partner of the operating partnership and
partnership by directing the affairs of Burnham.                 holds both preferred and common limited
                                                                 partnership units in the operating partnership. As
                                                                 a result, Burnham has an indirect investment in the properties and other assets owned by the operating partnership.

                                             LENGTH OF INVESTMENT

The operating partnership has a termination date                 Burnham has a perpetual term and intends to
of December 31, 2095, although it may be                         continue its operations indefinitely.
terminated earlier under some circumstances.

                       NATURE OF INVESTMENT IN PREFERRED EQUITY AND DISTRIBUTION RIGHTS

The preferred units constitute equity interests                  The preferred stock constitutes an equity interest in
entitling each holder to his or her pro rata share               Burnham. Burnham is entitled to receive any operating
of the distributions made to the preferred                       cash flow and capital cash flow remaining
unitholders of the operating partnership. In general,            after the holders of preferred units and common
the preferred unitholders will receive distributions             units have been paid their distributions. Each
on their preferred units equal to the dividend for               stockholder will be entitled to his or her pro rata
the same period on a share of preferred stock of Burnham.        share of any dividends or distributions paid with
                                                                 respect to preferred stock. The dividends payable
                                                                 to the holders of preferred stock are




THE OPERATING PARTNERSHIP                                                           THE COMPANY
As a partnership, the operating partnership is not               cumulative and not fixed in amount, but are only paid
subject to federal income taxation. In determining               if, when and as declared by the board of directors.
their federal income tax, partners of the                        In order to qualify as a REIT, Burnham must distribute
operating partnership, including preferred                       at least 95% of its taxable income, excluding capital
unitholders, must take into account their                        gains; and any taxable income, including capital
allocable share of partnership income, gain,                     gains, not distributed will be subject to corporate
deduction and loss, regardless of whether                        income tax.
distributed, and otherwise are subject to the
rules governing the taxation of partnerships and
partners. By contrast, preferred unitholders who
receive preferred stock upon exercise of their
redemption rights will be taxed on these
investments in accordance with the rules governing
REITs. See "Federal Income Tax Considerations."

                          NATURE OF INVESTMENT IN COMMON EQUITY AND DISTRIBUTION RIGHTS

The common units constitute equity interests                     The common stock constitutes an equity interest
entitling each common unitholder to his or her pro               in Burnham. Burnham is entitled to receive any
rata share of the distributions made to the common               operating cash flow and capital cash flow
unitholders of the operating partnership. In                     remaining after the holders of preferred units
general, the common unitholders will receive                     and common units have been paid their
distributions on their common units equal in                     distributions. Each stockholder will be
amount to the dividend for the same period on a                  entitled to his or her pro rata share of any
share of common stock of Burnham.                                dividends or distributions paid with respect to
                                                                 common stock after the payment of dividends on
As a partnership, the operating partnership is not               outstanding preferred stock. The dividends
subject to federal income taxation. In determining               payable on common stock are not fixed in amount
their federal income tax, partners of the                        and are only paid if, when and as declared by
operating partnership, including common                          the board of directors. In order to qualify as
unitholders, must take into account their                        a REIT, Burnham must distribute at least 95% of
allocable share of partnership income, gain,                     its taxable income, excluding capital gains;
deduction and loss, regardless of whether                        and any taxable income, including capital
distributed, and otherwise are subject to the                    gains, not distributed will be subject to
rules governing the taxation of partnerships and                 corporate income tax.
partners. By contrast, common unitholders who
receive common stock upon exercise of their
redemption rights will be taxed on their
investment in accordance with the rules governing
REITs. See "Federal Income Tax Considerations."



THE OPERATING PARTNERSHIP                                                           THE COMPANY

                                          ISSUANCE OF ADDITIONAL EQUITY

The operating partnership may issue additional                    The board of directors of Burnham may issue, in
partnership units, including partnership interests                its discretion, additional equity securities
of different series or classes that may be senior to              consisting of common stock or any other series
common units. However, the operating partnership may              of capital stock so long as the total number of
not issue partnership interests senior to or on                   shares issued does not exceed the authorized
parity with the preferred units without consent of                number of shares of capital stock set forth in
holders of at least a majority of the preferred                   Burnham's charter. Burnham may not issue
units. Subject to restrictions that relate to the                 additional equity securities that would impair
rights of preferred units, the relative rights,                   the rights of the preferred stock without
powers and duties of any additional partnership                   consent of holders of at least a majority of
units or other interests will be determined by                    the preferred stock. The issuance of additional
Burnham in its sole discretion. The operating                     equity securities may dilute the interests of
partnership may issue partnership interests to                    existing stockholders. The operating
Burnham, as long as Burnham issues a corresponding                partnership agreement contemplates that Burnham
amount of stock, the proceeds of which are                        will contribute the proceeds of any additional
contributed to the operating partnership. The                     equity securities to the operating partnership.
issuance of additional partnership units or other                 Each time Burnham issues additional shares of
similar partnership interests may dilute the                      common stock, the number of common units held
interests of the existing unitholders.                            by Burnham will increase so that Burnham will
                                                                  always hold the same number of common units as
                                                                  there are shares of common stock outstanding.
                                                                  Similarly, there will be an increase in the
                                                                  number of preferred units held by Burnham to
                                                                  correspond with an increase in the number of
                                                                  outstanding shares of preferred stock.

                                          LIQUIDITY OF COMMON EQUITY

Subject to some restrictions, a common unitholder                 Burnham's common stock is freely transferable
may transfer all or any portion of his or her common              subject to the requirements of the Securities
units without the consent of the general partner.                 Act. The common stock is listed on the New York
However, the general partner's consent is required                Stock Exchange. The breadth and strength of
where a transfer (1) would affect the treatment of                this market will depend, among other things,
Burnham or the operating partnership under state or               upon the number of shares outstanding,
federal law or (2) would impose legal obligations on              Burnham's financial status, the general
Burnham or the operating partnership.                             interest in Burnham's and other real estate
                                                                  investments and Burnham's dividend yield
Subject to conditions, including the expiration of                compared to that of other debt and equity
specified lock-out periods, common unitholders may                securities.
redeem their common units with the operating
partnership. Upon redemption, the unitholder will
receive, at Burnham's election, either common stock
or its cash equivalent.



THE OPERATING PARTNERSHIP                                                           THE COMPANY

                                          LIQUIDITY OF PREFERRED EQUITY

Subject to some restrictions, a preferred                         Burnham's preferred stock is freely
unitholder may transfer all or any portion of his                 transferable subject to the requirements of the
or her preferred units without the consent of the                 Securities Act. The preferred stock is not
general partner. However, the general partner's                   listed on an exchange and is not publicly
consent is required where a transfer (1) would                    traded.
affect the treatment of Burnham or the operating
partnership under state or federal law,                           On and after December 31, 1998, March 31, 1999,
particularly with respect to tax, partnership, and                June 30, 1999, and September 30, 1999, each
securities laws, or (2) would impose legal                        holder of shares of preferred stock may convert
obligations on Burnham or the operating                           25% of his or her preferred stock into shares
partnership.                                                      of common stock. Upon conversion, each holder
                                                                  of preferred stock will be entitled to receive
Subject to conditions, including the expiration of                for each share of preferred stock a number of
specified lock-out periods, preferred unitholders                 shares of common stock equal to the stated
may redeem their common units with the operating                  value plus accrued and due dividends, divided
partnership. Upon redemption, the unitholder will                 by a conversion price of $15.375. This
receive, at Burnham's election, either preferred                  conversion price is subject to antidilution
stock or cash equal to the greater of the stated                  adjustments.
value plus accrued and due dividends or the value
of shares of common stock into which the preferred
stock is convertible.


                                        PURPOSE AND PERMITTED INVESTMENTS

The operating partnership's purpose is to conduct                 Under its charter, Burnham may engage in any
any business permitted by Delaware limited                        activity permitted under Maryland law.
partnership law. The operating partnership
agreement requires the business to be conducted in                Neither Burnham's charter nor its bylaws impose
a manner that permits Burnham to be classified as a               any restrictions upon the types of investments
REIT for federal income tax purposes and avoids any               made by Burnham.
federal income or excise tax liability. Subject to
the foregoing limitation, the operating partnership
may invest or enter into partnerships, joint
ventures or similar arrangements, own interests in
any other entity, lend operating partnership funds,
or reinvest the operating partnership's cash flow
and net sale or refinancing proceeds.



THE OPERATING PARTNERSHIP                                                           THE COMPANY

                                               BORROWING POLICIES

The operating partnership has no restrictions on                  Burnham is not restricted under its
borrowings, except that it may not enter into a                   organizational documents from borrowing money.
financing relationship with Burnham or an affiliate
of Burnham.

                                               MANAGEMENT CONTROL

Burnham manages the business and affairs of the                   The board of directors has exclusive control
operating partnership. No other unitholder of the                 over Burnham's business and affairs subject
operating partnership may participate in the                      only to the restrictions in its charter and
management of the operating partnership. The                      bylaws. The stockholders of Burnham elect the
operating partnership agreement provides that                     board of directors at each annual meeting of
Burnham shall be reimbursed for all expenses                      stockholders. The policies adopted by the board
incurred by it relating to the management of the                  of directors may be altered or eliminated
operating partnership.                                            without advice of the stockholders.
                                                                  Accordingly, except for their vote in the
                                                                  elections of Directors, stockholders have no
                                                                  control over the ordinary business policies of
                                                                  Burnham.

                                    MANAGEMENT LIABILITY AND INDEMNIFICATION

The operating partnership agreement generally                     Maryland law requires Burnham to indemnify a
provides that the general partner and any person                  director or officer who has been successful in
acting on its behalf will not be liable to the                    the defense of any proceeding to which he or
operating partnership or any unitholder for any act               she is made a party by reason of service as an
or omission within the scope of the general                       officer or director. Maryland law permits
partner's authorities unless:                                     Burnham to indemnify present and former
                                                                  directors and officers against judgments,
o   the general partner acted in bad faith and                    penalties, fines, settlements and reasonable
                                                                  expenses incurred by them in connection with
o   the act or omission was material to the matter                any proceeding to which they are made a party
    giving rise to the liability.                                 by reason of their service, among other things,
                                                                  as an officer or director, unless it is
The operating partnership agreement also provides                 established that:
for the indemnification of the general partner and
its affiliates and any individual acting on their                 o   the act or omission of the director or
behalf from any loss, damage, claim or liability,                     officer was material to the matter giving rise
including, but not limited to, reasonable                             to the proceeding and (1) was committed in bad
attorneys' fees and expenses, incurred by them by                     faith or (2) was the result of active and
reason of any act performed by them unless:                           deliberate dishonesty;

o   the act or omission was committed in bad faith or             o   the director or officer actually received an
    with deliberate dishonesty;                                       improper personal benefit in money, property or
                                                                      services; or



THE OPERATING PARTNERSHIP                                                           THE COMPANY

o   the person committing the act or omission                     o   in the case of any criminal proceeding, the
    received improper benefit from the                                director or officer had reasonable cause to
    conduct; or                                                       believe that the act or omission was unlawful.

o   in the case of a criminal proceeding, the                         Burnham's charter and bylaws eliminate, to the
    person had reason to believe the conduct                      fullest extent permitted under Maryland law,
    was unlawful in accordance with the                           the personal liability of a director or officer
    standards set forth above or in enforcing                     for monetary damages resulting from a breach of
    the provisions of this indemnity.                             that person's duty of care or other duties as a
                                                                  director or officer. Furthermore, Burnham and
                                                                  the operating partnership have entered into
                                                                  individual indemnification agreements with each
                                                                  officer and director of Burnham providing the
                                                                  maximum indemnification permitted under
                                                                  Maryland law. The effect of these agreements
                                                                  and the relevant provisions of our charter and
                                                                  bylaws is generally to eliminate the rights of
                                                                  Burnham and its stockholders to recover
                                                                  monetary damages against a director or officer
                                                                  for breach of the fiduciary duty of care,
                                                                  including breaches resulting from negligent or
                                                                  grossly negligent behavior. This does not limit
                                                                  or eliminate the rights of Burnham or any
                                                                  stockholder to seek non-monetary relief such as
                                                                  an injunction or recision in the event of a
                                                                  breach of a director's or officer's duty of
                                                                  care nor does it alter the liability of a
                                                                  director or officer under federal securities
                                                                  laws.

                                             ANTITAKEOVER PROVISIONS

Except in limited circumstances, the general                      Burnham's charter and bylaws and shareholder
partner has exclusive management power over the                   rights agreement and Maryland law contain
business and affairs of the operating partnership.                provisions that may delay or discourage an
The general partner may not be removed by the                     unsolicited proposal to acquire Burnham or remove
unitholders with or without cause.                                incumbent management. See "Risk Factors--Provisions
                                                                  of our organizational documents may discourage
                                                                  acquisition proposals" and "Description of securities-
                                                                  Shareholder rights plan"


THE OPERATING PARTNERSHIP                                                           THE COMPANY

                                                   VOTING RIGHTS

Holders of common units may not elect or remove                   The board of directors directs Burnham's
Burnham as the general partner of the operating                   business and affairs. Stockholders elect the
partnership. Under the operating partnership                      board of directors at annual meetings. All
agreement, Burnham as general partner may take any                shares of common stock have one vote per share.
action that it reasonably believes to be in the                   The charter permits the board of directors to
best interests of its stockholders or complies with               classify and issue preferred stock in one or
the REIT requirements for Burnham. Burnham's                      more series having voting power that may differ
ability to amend the operating partnership                        from that of the common stock; and holders of
agreement is limited to the extent described below.               preferred stock have the right to vote on a
                                                                  fully converted basis with the holders of
                                                                  common stock, as well as to vote as a separate
                                                                  class on some specified matters.

                                                                  Stockholders of Burnham have the right to vote,
                                                                  among other things, on a merger or sale of most
                                                                  or all of Burnham's assets, some amendments to
                                                                  the charter and the dissolution of Burnham.
                                                                  Under Maryland law and the charter, the sale of
                                                                  most or all of the assets of Burnham or any
                                                                  merger or consolidation of Burnham requires the
                                                                  approval of the board of directors and holders
                                                                  of a majority of the outstanding shares of
                                                                  stock entitled to vote on the matter. Approval
                                                                  of the stockholders is not required for the
                                                                  sale of less than substantially all of
                                                                  Burnham's assets. Under Maryland law and
                                                                  Burnham's charter and bylaws, the board of
                                                                  directors must obtain approval of holders of a
                                                                  majority of the votes entitled to be cast at a
                                                                  meeting of stockholders in order to dissolve
                                                                  Burnham.



THE OPERATING PARTNERSHIP                                                           THE COMPANY

                            AMENDMENT OF THE PARTNERSHIP AGREEMENT OR BURNHAM'S CHARTER

The general partner, in many cases, may amend the                 Amendments to the charter must be approved by
operating partnership agreement without the consent               the board of directors and generally by the
of the other holders of limited partnership units.                vote of a majority of the votes entitled to be
However, some amendments set forth in the operating               cast at a meeting of stockholders except as
partnership agreement require consent of                          otherwise provided by law. Burnham may not
unitholders holding a majority-in-interest of the                 amend the charter in a manner that would impair
outstanding limited partnership units. This                       the term of the preferred stock without
excludes limited partnership units which may be                   approval of holders of at least a majority of
voted by the general partner. Furthermore, the                    outstanding shares of preferred stock, voting
general partner may not amend the operating                       separately as a class.
partnership agreement in any manner affecting the
terms and conditions of, or the rights or
preferences of, the preferred units without
approval of (1) holders of at least a majority of
outstanding shares of preferred stock, voting
separately as a class, and (2) holders of at least
a majority of the outstanding preferred units.

                                      COMPENSATION, FEES AND DISTRIBUTIONS

The general partner is not entitled to receive                    The directors receive capital stock of Burnham
compensation for its services as general partner of               as compensation for their services. The
the operating partnership. As a partner in the                    operating partnership pays the compensation of
operating partnership, however, the general partner               the officers of Burnham.
has the same right to allocations and distributions
as other partners of the operating partnership. In
addition, the operating partnership will reimburse
the general partner for administrative expenses
relating to the operation of Burnham and other
expenses arising in connection with its role as
general partner. All officers of Burnham are
employees of the operating partnership.

                                             LIABILITY OF INVESTORS

Under the operating partnership agreement and                     Under Maryland law, stockholders generally are
Delaware law, the limited partners of the operating               not personally liable for the debts or
partnership are liable for its debts and                          obligations of Burnham.
obligations but only to the extent of their
investment in the operating partnership, together
with any interest in any undistributed income.



                        FEDERAL INCOME TAX CONSIDERATIONS

         To qualify for the favorable tax treatment afforded to REITs, Burnham must comply with highly technical and complex requirements under the Internal Revenue Code. The following discussion summarizes these requirements and their effect on Burnham and its stockholders. This discussion is for general information only and is not an exhaustive list of all tax considerations that may be material. For example, this discussion does not address any state, local or foreign tax considerations. Also, this discussion does not address issues that arise as a result of your, or any other investor's, special circumstances or special status under the Internal Revenue Code. The summary is qualified in its entirety by, and you should refer to, Sections 856 through 860 of the Internal Revenue Code and the related Treasury regulations, which set forth the particular provisions applicable to REITs.

         This discussion is not intended to be, nor should you construe it as, tax advice. You should consult your own tax advisor to determine the impact of owning Burnham's stock on your own personal situation, including tax consequences arising under the laws of any state, municipality or other taxing jurisdiction. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Burnham, including the possibility of United States income tax withholding on company distributions.

         GENERAL

         Under the Internal Revenue Code, if applicable requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, Burnham may be subject to federal income tax under some circumstances. As discussed below, stockholders may be credited for all or a portion of the taxes paid by Burnham on its retained net capital gains. If Burnham fails to qualify during any taxable year as a REIT, unless statutory relief is available, it will be subject to tax on its taxable income at regular corporate rates. Stockholders could be harmed if Burnham's taxable income were taxed at regular corporate rates.

         BURNHAM BELIEVES BUT CANNOT GUARANTEE THAT IT QUALIFIES AS A REIT

         Burnham has elected to qualify as a REIT under the Internal Revenue Code. In the opinion of Goodwin, Procter & Hoar LLP, Burnham has been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. This opinion is based on various assumptions and is conditioned upon representations made by Burnham as to factual matters and the continuation of those factual matters. You should be aware, moreover, that opinions of counsel are not binding upon the IRS or any court. In addition, Burnham must meet several requirements of the Internal Revenue Code each tax year in order to be taxed as a REIT. Burnham's compliance with these requirements will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, Burnham may not satisfy all of the requirements to qualify for taxation as a REIT for any particular tax year. Likewise, although Burnham believes that it has operated in a manner that satisfies the REIT qualification requirements under the Internal Revenue Code since 1987, Burnham's qualification as a REIT could be challenged by the IRS for taxable years still subject to audit.


         UNDISTRIBUTED LONG-TERM CAPITAL GAINS

         Burnham may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. If Burnham so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of the portion of Burnham's undistributed long-term capital gains for the taxable year that Burnham designates. A stockholder would be deemed to have paid his or her share of the tax paid by Burnham on the undistributed capital gains, and the tax paid would be credited or refunded to the stockholder. The stockholder's basis in his or her stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less the stockholder's share of the capital gains tax paid by Burnham. As discussed below, stockholders should note that the IRS has issued Notice 97-64, which provides interim guidance on the proper treatment of capital gains dividends and undistributed capital gains for individuals, estates and some types of trusts.

         ORDINARY DIVIDENDS

         As long as Burnham qualifies as a REIT, distributions made to its taxable U.S. stockholders out of current or accumulated earnings and profits, and not designated as a capital gain dividends, will be taken into account by U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions on Burnham's stock are out of current or accumulated earnings and profits, Burnham's earnings and profits will be allocated first to the outstanding preferred stock and then to Burnham's common stock.

         When we refer to a "U.S. stockholder," we mean a holder of common or preferred stock that for United States federal income tax purposes is not an entity that has a special status under the Internal Revenue Code, such as a tax-exempt organization or dealer in securities, and the holder is:

         o    a citizen or resident of the United States;

         o a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

         o an estate, the income of which is subject to United States federal income taxation regardless of its source; or

         o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         CAPITAL GAIN DIVIDENDS

         To the extent that Burnham has net capital gain for a taxable year, dividends either paid or deemed to be paid during the year that are properly designated as long-term capital gains will be treated as such for the taxable year regardless of the period for which the stockholder has held his stock. However, corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

         OTHER DIVIDENDS

         Distributions, other than capital gain dividends, in excess of Burnham's current and accumulated earnings and profits will not be taxable to a stockholder to the extent that the distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of the stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's stock, the distribution will be treated as long-term capital gain or loss if the shares of stock have been held for more than 12 months and otherwise as short-term capital gain or loss, assuming the stock is a capital asset in the hands of the stockholder. In addition, any dividend declared by Burnham in

October, November or December of any year and payable to stockholders of record on a specified date in those months shall be treated as both paid by Burnham and received by the stockholder on December 31 of that year, provided that the distribution is actually paid by Burnham during January of the following calendar year.

         CONVERSION OF PREFERRED STOCK TO COMMON STOCK

         No gain or loss generally will be recognized upon conversion of preferred stock into common stock except with respect to any cash paid in lieu of fractional shares of common stock. The tax basis of the common stock received upon conversion will be equal to the tax basis of the preferred stock converted, and, provided the preferred stock is held as a capital asset, the holding period of the common stock will include the holding period of the preferred stock converted. Additionally, if a conversion takes place when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

         ADJUSTMENT OF CONVERSION PRICE

         When the conversion price of convertible preferred stock is adjusted to reflect certain taxable distributions with respect to the stock into which it is convertible, regulations under Section 305 of the Internal Revenue Code treat the adjustment as a constructive distribution by the issuer, taxable as a dividend to the extent of the issuer's current or accumulated earnings and profits. Accordingly, an adjustment to the conversion price of the preferred stock may give rise to a deemed taxable dividend to the holders of the stock, whether or not they exercise their conversion privilege. In addition, the failure to fully adjust the conversion price of the preferred stock under some circumstances may give rise to a deemed taxable dividend to the holders of common stock.


                             NO PROCEEDS TO BURNHAM

         Neither Burnham nor the operating partnership will receive any cash proceeds from the issuance of any shares of common stock or preferred stock offered under this prospectus. With each issuance of shares of common stock or preferred stock as a result of a redemption of partnership units, however, Burnham's economic interest in the operating partnership will increase.


                              PLAN OF DISTRIBUTION

         This prospectus relates to the offer and sale from time to time of:

         o up to 2,000,000 shares of our preferred stock that we may issue upon redemption of preferred units of the operating partnership,

         o up to 3,252,033 shares of our common stock that we may issue upon conversion of the above referenced preferred stock at the initial conversion ratio of approximately 1.626 shares of common stock for each share of preferred stock,

         o up to an additional 1,769,488 shares of our common stock that we may issue upon redemption of common units of the operating partnership, and

         o an indeterminate number of additional shares of our common stock that we may issue as a result of the anti-dilution provisions of the preferred stock.

         We are filing the registration statement of which this prospectus is a part to fulfill our contractual obligations to the holders of the preferred units and common units and to provide them with freely tradable securities. Registration of the shares does not necessarily mean that we will issue all or any portion of the shares.

         We will not receive any proceeds from the issuance of the securities offered hereby. We have agreed to bear some expenses of registration of the securities offered under this prospectus under federal and state securities laws.


                                  LEGAL MATTERS

         Legal matters, including the legality of the shares of preferred stock and common stock offered hereby, will be passed upon for Burnham by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.


                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Burnham Pacific Properties, Inc.'s Annual Report on Form 10-K 405, as amended on April 30, 1999 and June 11, 1999 for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. We have not authorized anyone else to provide you with different or additional information. Neither we nor the selling stockholders named herein are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or information incorporated in this prospectus by reference or contained or incorporated by reference in any prospectus supplement is accurate as of any date other than the date on the front of the document containing such information.

                              --------------------

                                TABLE OF CONTENTS


                                                   Page
                                                   ----
Prospectus Summary..................................2

Risk Factors........................................4

About This Prospectus and Where You
   Can Find More Information.......................17

The Company........................................19

Forward Looking Information........................21

Description of Securities..........................22

Description of Units and Redemption
   of Units of Operating Partnership...............31

Federal Income Tax Considerations..................42

No Proceeds to Burnham.............................44

Plan of Distribution...............................44

Legal Matters......................................45

Experts............................................45


                               ------------------

                                2,000,000 SHARES
                           SERIES 1997-A CONVERTIBLE
                                PREFERRED STOCK
                                      AND
                                3,252,033 SHARES
                           COMMON STOCK ISSUABLE UPON
                               CONVERSION THEREOF

                                      AND

                             1,769,488 OTHER SHARES
                                  COMMON STOCK


                        BURNHAM PACIFIC PROPERTIES, INC.


                              --------------------

                                   Prospectus

                              --------------------



                                August   , 1999



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) anticipated to be paid by Burnham in connection with the issuance and distribution of the Securities.



         SEC Registration fee                          $ 35,127
         Legal fees and expenses                        150,000
         Accounting fees and expenses                     5,000
         Printing fees and expenses                       5,000
         Transfer and Agency fees                         1,000
         Miscellaneous                                    3,873
                                                       --------
        TOTAL                                          $200,000
                                                       --------
                                                       --------




ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Maryland General Corporation Law ("MGCL") permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of Burnham Pacific Properties, Inc. ("Burnham") contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

         The charter of Burnham authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director, officer, employee or agent of Burnham or of its predecessor, Burnham Pacific Properties, Inc., a California corporation (the "Predecessor Corporation") or (ii) any individual who, while a director of Burnham or Predecessor Corporation and at the request of Burnham or Predecessor Corporation, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. The bylaws of Burnham obligate it, to the maximum extent permitted by Maryland law, to indemnify (a) any individual who is a present or former director, officer, employee or agent of Burnham or Predecessor Corporation or (b) any individual who, while a director of Burnham or Predecessor Corporation and at the request of Burnham or Predecessor Corporation, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee.

         The MGCL requires a corporation (unless its charter provides otherwise, which Burnham's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL allows a corporation to advance expenses to a director or officer, provided that, as a condition to advancing expenses, the corporation obtains (x) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the bylaws and (y) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

ITEM 16. EXHIBITS.


Exhibit No.                  Description
-----------                  -----------
     4.1      Charter of Burnham, as Amended and Restated May 6, 1997,
              incorporated by reference to pages B-1 through B-13 of Burnham's
              Proxy Statement for its 1997 Annual Meeting, filed March 31, 1997.
     4.2      Articles Supplementary Designating 4,800,000 shares of preferred stock as 4,800,000 shares of Series 1997-A Convertible preferred stock, incorporated by reference to Exhibit 3.1.2 to Burnham's
              Current Report on Form 8-K dated January 14, 1998.
     4.3      Bylaws of Burnham, as amended November 19, 1997, incorporated by reference to Exhibit 3.2 of Burnham's Current Report on Form 8-K,
              filed December 16, 1997.
   4.4.1      Form of common stock certificate of Burnham, incorporated by reference to Exhibit 4.0 of Burnham's registration statement No.
              33-20489 and subsequently overprinted to state "THE CORPORATION IS
              NOW INCORPORATED IN THE STATE OF MARYLAND WITH $0.01 PAR VALUE PER
              SHARE."
  *4.4.2      Form of Series 1997-A Convertible Preferred Stock Certificate of
              Burnham.
     4.5      Agreement of Limited Partnership of Burnham Pacific Operating
              Partnership, L.P. dated as of November 14, 1997, incorporated by reference to Exhibit 10.1.1 of Burnham's Current Report on
              Form 8-K dated November 7, 1997.
     4.6      First Amendment to Agreement of Limited Partnership of Burnham
              Pacific Operating Partnership, L.P. dated as of December 31, 1997, incorporated by reference to Exhibit 10.1 of Burnham's Report on
              Form 8-K dated December 31, 1997, and, with respect to Exhibit C thereto ("Rights of Preferred Units and Common Units"), to Exhibit
              10.1.3 of Burnham's 1997 Annual Report on Form 10-K filed March
              20, 1998.
     4.7      Third Amendment to the Agreement of Limited Partnership of Burnham
              Pacific Operating Partnership, L.P. incorporated by reference to
              Exhibit 10.1 of Burnham's Current Report on Form 8-K dated June 1,
              1998.

     4.8      Articles Supplementary Designating Series B Junior Participating
              Preferred Stock of Burnham, incorporated by reference to Exhibit 3.1 to Burnham's Registration Statement on Form 8-A dated June 19,
              1999.

    *5.1      Opinion of Goodwin, Procter & Hoar  LLP as to the legality of the securities being registered.
    *8.1      Opinion of Goodwin, Procter & Hoar  LLP as to certain tax matters.

    10.1.1    Operating Agreement of BPP Retail, LLC between State of California
              Public Employees' Retirement System and Burnham Pacific Operating
              Partnership, L.P., dated August 31, 1998 (being the joint venture agreement with CalPERS), incorporated by reference to Exhibit 10.1 of Burnham's Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1998.


  **10.1.2    First Amendment, dated as of June 1, 1999, to Operating
              Agreement of BPP Retail LLC.


  **10.1.3    Assignment, dated as of June 1, 1999, of Membership Interest of
              Burnham Pacific Operating Partnership, L.P. in BPP Retail LLC to Burnham Pacific Employees LLC.


  **10.1.4    Limited Liability Company Agreement of Burnham Pacific
              Employees LLC dated as of June 1, 1999.

    10.2      Agreement to Contribute among Burnham Pacific Properties, Inc.,
              Burnham Pacific Operating Partnership, L.P. and the Contributors
              and Existing Partners Listed on Exhibit A-1 thereto, incorporated by reference to Exhibit 10.2 to Burnham's Current Report on Form
              8-K dated November 7, 1997.
    10.3      Stock Purchase Agreement dated as of December 5, 1997 by and among
              Burnham Pacific Properties, Inc., Burnham Pacific Operating
              Partnership, L.P., Westbrook Burnham Holdings, L.L.C. and
              Westbrook Burnham Co-Holdings, L.L.C. incorporated by reference to
              Exhibit 4.1 of Burnham's Current Report on Form 8-K dated
              January 14, 1998.
   *10.4      Form of Indemnification Agreement between Burnham Pacific Properties,
              Inc. and Burnham Pacific Operating Partnership, L.P. as indemnitors and their Directors and Officers as indemnitees.

   *10.5 Form of Property Management Agreement between BPP Retail, LLC and each property manager.


   *10.6      Form of Property Management Agreement between owners of real property affiliated with Burnham (other than BPP Retail, LLC) and each property manager.

    10.7      Shareholder Rights Agreement, dated as of June 19, 1999, between
              Burnham and First Chicago Trust Company of New York, as Rights Agent,
              incorporated by reference as Exhibit 4.1 to Burnham's Registration
              Statement on Form 8-A dated June 19, 1999.

   *12.1 Calculation of ratio of earnings to combined fixed charges and preferred stock dividends.

  **23.1      Consent of Deloitte & Touche LLP.
   *23.2      Consent of Goodwin, Procter & Hoar  LLP (included in Exhibits 5.1 and 8.1 hereto).
   *24.1      Powers of Attorney.
    99.1      Registration Rights Agreement dated as of December 31, 1997 by and among Burnham, Westbrook Burnham Holdings, L.L.C. and Westbrook
              Burnham Co-Holdings, L.L.C., incorporated by reference to Exhibit
              4.2.1 of Burnham's Current Report on Form 8-K dated December 31,
              1997.
    99.2      Registration Rights Agreement dated as of December 31, 1997 by and among Burnham, Westbrook Burnham Holdings, L.L.C. and each of the
              Existing Partners Listed on Exhibit A-1 thereto, incorporated by reference to Exhibit 4.2.2 of Burnham's Current Report on Form 8-K
              dated December 31, 1997.


----------
*        Previously filed.
**       Filed herewith.

ITEM 17. UNDERTAKINGS.

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act")

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement;

              (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on August 13, 1999.

                                  BURNHAM PACIFIC PROPERTIES, INC.


                                  By: /s/ J. David Martin
                                     --------------------------------
                                     J. David Martin, President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 5 to the registration statement has been signed by the following persons in the capacities and on August 13, 1999.

         Name                               Title

/s/ J. David Martin               President, Chief Executive
----------------------            Officer (Principal Executive Officer)
    J. David Martin               and Director

          *                       Chief Financial Officer (Principal
----------------------            Financial Officer)
    Daniel B. Platt

          *                       Vice President Finance and Treasurer
----------------------            (Principal Accounting Officer)
    Marc A. Artino

          *                       Director
----------------------
    Malin Burnham

          *                       Director
----------------------
  James D. Harper, Jr.

          *                       Director
----------------------
  James D. Klingbeil

          *                       Director
----------------------
    Nina B. Matis

          *                       Director
----------------------
    Donne P. Moen

          *                       Director
----------------------
   Philip S. Schlein

                                  Director
----------------------
    Robin Wolaner


*By:/s/ J. David Martin
----------------------
   J. David Martin,
   as attorney-in-fact

                                  EXHIBIT INDEX


Exhibit No.                  Description
-----------                  -----------
     4.1      Charter of Burnham, as Amended and Restated May 6, 1997,
              incorporated by reference to pages B-1 through B-13 of Burnham's
              Proxy Statement for its 1997 Annual Meeting, filed March 31, 1997.
     4.2      Articles Supplementary Designating 4,800,000 shares of preferred stock as 4,800,000 shares of Series 1997-A Convertible preferred stock, incorporated by reference to Exhibit 3.1.2 to Burnham's
              Current Report on Form 8-K dated January 14, 1998.
     4.3      Bylaws of Burnham, as amended November 19, 1997, incorporated by reference to Exhibit 3.2 of Burnham's Current Report on Form 8-K,
              filed December 16, 1997.
   4.4.1      Form of common stock certificate of Burnham, incorporated by reference to Exhibit 4.0 of Burnham's registration statement No.
              33-20489 and subsequently overprinted to state "THE CORPORATION IS
              NOW INCORPORATED IN THE STATE OF MARYLAND WITH $0.01 PAR VALUE PER
              SHARE."
  *4.4.2      Form of Series 1997-A Convertible Preferred Stock Certificate of
              Burnham.
     4.5      Agreement of Limited Partnership of Burnham Pacific Operating
              Partnership, L.P. dated as of November 14, 1997, incorporated by reference to Exhibit 10.1.1 of Burnham's Current Report on
              Form 8-K dated November 7, 1997.
     4.6      First Amendment to Agreement of Limited Partnership of Burnham
              Pacific Operating Partnership, L.P. dated as of December 31, 1997, incorporated by reference to Exhibit 10.1 of Burnham's Report on
              Form 8-K dated December 31, 1997, and, with respect to Exhibit C thereto ("Rights of Preferred Units and Common Units"), to Exhibit
              10.1.3 of Burnham's 1997 Annual Report on Form 10-K filed March
              20, 1998.
     4.7      Third Amendment to the Agreement of Limited Partnership of Burnham
              Pacific Operating Partnership, L.P. incorporated by reference to
              Exhibit 10.1 of Burnham's Current Report on Form 8-K dated June 1,
              1998.

     4.8      Articles Supplementary Designating Series B Junior Participating
              Preferred Stock of Burnham, incorporated by reference to Exhibit 3.1 to Burnham's Registration Statement on Form 8-A dated June 19,
              1999.

    *5.1      Opinion of Goodwin, Procter & Hoar  LLP as to the legality of the securities being registered.
    *8.1      Opinion of Goodwin, Procter & Hoar  LLP as to certain tax matters.

    10.1.1    Operating Agreement of BPP Retail, LLC between State of California
              Public Employees' Retirement System and Burnham Pacific Operating
              Partnership, L.P., dated August 31, 1998 (being the joint venture agreement with CalPERS), incorporated by reference to Exhibit 10.1 of Burnham's Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1998.


  **10.1.2    First Amendment, dated as of June 1, 1999, to Operating
              Agreement of BPP Retail LLC.


  **10.1.3    Assignment, dated as of June 1, 1999, of Membership Interest of
              Burnham Pacific Operating Partnership, L.P. in BPP Retail LLC to Burnham Pacific Employees LLC.


  **10.1.4    Limited Liability Company Agreement of Burnham Pacific
              Employees LLC dated as of June 1, 1999.

    10.2      Agreement to Contribute among Burnham Pacific Properties, Inc.,
              Burnham Pacific Operating Partnership, L.P. and the Contributors
              and Existing Partners Listed on Exhibit A-1 thereto, incorporated by reference to Exhibit 10.2 to Burnham's Current Report on Form
              8-K dated November 7, 1997.
    10.3      Stock Purchase Agreement dated as of December 5, 1997 by and among
              Burnham Pacific Properties, Inc., Burnham Pacific Operating
              Partnership, L.P., Westbrook Burnham Holdings, L.L.C. and
              Westbrook Burnham Co-Holdings, L.L.C. incorporated by reference to
              Exhibit 4.1 of Burnham's Current Report on Form 8-K dated
              January 14, 1998.
   *10.4      Form of Indemnification Agreement between Burnham Pacific Properties,
              Inc. and Burnham Pacific Operating Partnership, L.P. as indemnitors and their Directors and Officers as indemnitees.

   *10.5 Form of Property Management Agreement between BPP Retail, LLC and each property manager.


   *10.6      Form of Property Management Agreement between owners of real property affiliated with Burnham (other than BPP Retail, LLC) and each property manager.

    10.7      Shareholder Rights Agreement, dated as of June 19, 1999, between
              Burnham and First Chicago Trust Company of New York, as Rights Agent,
              incorporated by reference as Exhibit 4.1 to Burnham's Registration
              Statement on Form 8-A dated June 19, 1999.

   *12.1 Calculation of ratio of earnings to combined fixed charges and preferred stock dividends.

  **23.1      Consent of Deloitte & Touche LLP.
   *23.2      Consent of Goodwin, Procter & Hoar  LLP (included in Exhibits 5.1 and 8.1 hereto).
   *24.1      Powers of Attorney.
    99.1      Registration Rights Agreement dated as of December 31, 1997 by and among Burnham, Westbrook Burnham Holdings, L.L.C. and Westbrook
              Burnham Co-Holdings, L.L.C., incorporated by reference to Exhibit
              4.2.1 of Burnham's Current Report on Form 8-K dated December 31,
              1997.
    99.2      Registration Rights Agreement dated as of December 31, 1997 by and among Burnham, Westbrook Burnham Holdings, L.L.C. and each of the
              Existing Partners Listed on Exhibit A-1 thereto, incorporated by reference to Exhibit 4.2.2 of Burnham's Current Report on Form 8-K
              dated December 31, 1997.


----------
*        Previously filed.
**       Filed herewith.